     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1996.

                                                      REGISTRATION NO. 333-02215
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HUGHES SUPPLY, INC.
             (Exact Name of Registrant as Specified in its Charter)

                       FLORIDA                                              59-0559446
   (State or Other Jurisdiction of Incorporation or            (I.R.S. Employer Identification No.)
                     Organization)

                       20 NORTH ORANGE AVENUE, SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                DAVID H. HUGHES
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              HUGHES SUPPLY, INC.
                       20 NORTH ORANGE AVENUE, SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

              ROBERT N. BLACKFORD, ESQ.                               G. WILLIAM SPEER, ESQ.
            MAGUIRE, VOORHIS & WELLS, P.A.                      POWELL, GOLDSTEIN, FRAZER & MURPHY
                2 SOUTH ORANGE AVENUE                                       16TH FLOOR
                ORLANDO, FLORIDA 32801                              191 PEACHTREE STREET, N.E.
                    (407) 244-1100                                    ATLANTA, GEORGIA 30303
                                                                          (404) 572-6600

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE



- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED         PROPOSED
                                                   AMOUNT            MAXIMUM          MAXIMUM         AMOUNT OF
                                                    TO BE        AGGREGATE PRICE     AGGREGATE      REGISTRATION
   TITLE OF SECURITIES TO BE REGISTERED         REGISTERED(1)      PER UNIT(2)   OFFERING PRICE(2)      FEE(3)
- -------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share...    2,420,665 shares       $36.50         $71,708,660        $2,533
- -------------------------------------------------------------------------------------------------------------------
Rights to purchase Series A Junior
 Participating Preferred Stock, no par
 value per share..........................    2,420,665 rights        N.A.             N.A.            $100(4)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------



(1) Includes 315,739 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.


(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported sale price of the Company's Common Stock on May 14, 1996 as reported by the New York Stock Exchange, Inc.


(3) Pursuant to Rule 457(a), a registration fee of $22,195 was paid on April 3, 1996 upon the filing of this Registration Statement with respect to 2,219,415 shares of the Company's Common Stock (such fee was calculated based on a per share price of $29.00 which was the last reported sale price of the Company's Common Stock on April 1, 1996).


(4) The rights to purchase the Series A Junior Participating Preferred Stock will be attached to and trade with shares of the Company's Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of the Company's Common Stock. The fee paid represents the minimum statutory fee pursuant to Section 6(b) of the Securities Act.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 16, 1996


PROSPECTUS

                                2,104,926 SHARES

                          [HUGHES SUPPLY, INC. LOGO]

                                  COMMON STOCK

                               ------------------


     Of the 2,104,926 shares of Common Stock offered hereby, 1,250,000 shares are being sold by Hughes Supply, Inc. ("Hughes Supply" or the "Company") and 854,926 shares are being sold by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.



     The Company's Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HUG." The last reported sale price of the Company's Common Stock on the NYSE on May 14, 1996 was $36.50 per share.


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------
                                                               UNDERWRITING                    PROCEEDS TO
                                                              DISCOUNTS AND    PROCEEDS TO       SELLING
                                            PRICE TO PUBLIC   COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS
- -------------------------------------------------------------------------------------------------------------
Per Share                                          $                $               $               $
- -------------------------------------------------------------------------------------------------------------
Total(3)                                           $                $               $               $
- -------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses estimated at $425,000, all of which is payable by the Company.


   (3) The Company and one of the Selling Shareholders have granted the Underwriters 30-day options to purchase up to 236,989 and 78,750 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to Company will be $        , $        and $          ,
      respectively.


                               ------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain other conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1996, at the offices of Smith Barney Inc., 14 Wall Street, New York, New York 10005.

                               ------------------

SMITH BARNEY INC.                                         ROBERT W. BAIRD & CO.
                                                          INCORPORATED

               , 1996

The following map shows the locations of the Company's branches and distribution centers and the branch locations of the two companies recently acquired by the Company.



                                    [MAP]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, (i) the terms "Company" and "Hughes Supply" mean Hughes Supply, Inc., its subsidiaries and its predecessors, and (ii) the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. The Company's fiscal year ends on the last Friday in January of each year.

                                  THE COMPANY


     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern and midwestern United States. The Company distributes more than 100,000 products through 240 branches located in 21 states and Puerto Rico. The Company's customers are subcontractors, general contractors, utilities, municipalities and manufacturers. Management believes that the Company holds significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 43% of fiscal 1996 net sales), which is one of the largest commercial and residential construction markets in the United States.


     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups, as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.


     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales, new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 25 new branches. In addition, the Company continues to pursue an active acquisition program to capitalize on the opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Based upon estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1995, and no wholesale distributor of these products accounted for more than 2% of the total market. Since January 29, 1993, the Company has completed 25 acquisitions representing 87 branches, including the PVF Acquisition (as defined herein). In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions. All of the Company's significant acquisitions have been accretive to the Company's earnings per share.


     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 28 branches, and management believes that significant additional fill-in acquisition opportunities are available.

     New market acquisitions represent the addition of new product groups, within related commercial construction and industrial product categories, or the entry into new geographic markets, or both. During the last three fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include (i) The Treaty Distribution Group, resulting in a significant increase in the Company's water and sewer products business in new geographic markets, (ii) Moore Electric Supply, Inc., resulting in a significant increase in the Company's electrical products business in new geographic markets, (iii) Florida Pipe & Supply Company, the Company's initial entry into the industrial pipe, valve and fitting market, (iv) Elasco Inc., resulting in a significant increase in the Company's electric utilities business in new geographic markets, and (v) PVF Holdings, Inc. ("PVF"), resulting in a significant increase in the Company's industrial pipe, valves and fittings business in new geographic markets.


     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, and management information systems. Other key elements of the Company's operating strategy include:

     - Comprehensive and diversified product groups;

     - Superior customer service;

     - Local market focus;

     - Well-trained and experienced workforce; and

     - Volume purchasing power.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

     As a result of the Company's operating and acquisition strategies, net sales increased to $1.1 billion in fiscal 1996 from $735.0 million in fiscal 1994, a compound annual growth rate of 21.3%; operating income increased to $29.9 million in fiscal 1996 from $13.1 million in fiscal 1994, a compound annual growth rate of 51.0%; and the number of branches increased to 212 branches at the end of fiscal 1996 from 143 branches at the end of fiscal 1994, a compound annual growth rate of 21.8%.

     Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.


                                 RECENT RESULTS



THE PVF ACQUISITION



     On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF and its subsidiaries and assumed certain of their liabilities (the "PVF Acquisition"). The aggregate consideration paid in the PVF Acquisition was approximately $99.5 million, consisting of cash in the amount of $44.4 million, the issuance by the Company of a subordinated interim note (the "seller note") in the principal amount of $30 million, the issuance of 669,956 shares of Common Stock and the assumption of $6.5 million of bank debt. Concurrently, the Company is offering privately (the "Notes Offering") an aggregate of $100 million of Senior Notes (the "Notes"), approximately $74.4 million of the proceeds of which will be used to repay the temporary loan used to fund the cash portion of the amount paid in the PVF Acquisition and the seller note. The balance of the proceeds will be used to repay a portion of the Company's bank debt. See "Use of Proceeds" and "Description of Notes."

     PVF, a privately owned company headquartered in Houston, Texas, is a specialty distributor of stainless steel and nickel alloy based pipe, valve and fitting products to industrial customers. PVF is one of the leading providers of pipe, valve and fitting products for use by industrial companies that operate manufacturing processes involving highly corrosive or high temperature fluids, such as those of the petrochemical, food and beverage, and paper industries. Management of the Company believes that PVF carries one of the country's broadest and deepest inventories of such products, consisting of more than 15,000 different items sold to approximately 4,000 active accounts. PVF sells both directly to end-users and to supply houses that sell to end-users through 16 regional branch locations concentrated in the southeastern and southwestern United States.

     For the 12 months ended December 31, 1995, PVF had net sales of $109.2 million and operating income of $27.7 million. On a pro forma basis, giving effect to the PVF Acquisition, the Company's fiscal 1996 net sales were $1.2 billion, operating income was $57.0 million and, as of the end of fiscal 1996, the Company had 228 branches located in 19 states and Puerto Rico. See "Selected Unaudited Pro Forma Consolidated Financial Data."

     The PVF Acquisition is a new market acquisition which provides the Company with several strategic benefits, including: (i) a well-established position in the stainless steel and specialty alloy sector of the pipe, valve and fitting products market; (ii) a higher gross margin product group than the Company's other product groups; (iii) greater focus on targeted industrial and replacement markets; (iv) a strong management team; and (v) new opportunities for additional fill-in acquisitions. Additional growth opportunities for the Company related to the PVF Acquisition include incremental sales of complementary valve products (which represented only 2% of PVF's fiscal 1995 net sales) and new branch openings, including the expected opening of a branch in Southern California.


HUGHES SUPPLY FIRST QUARTER RESULTS



     Based upon preliminary unaudited results for the first quarter ended April 30, 1996, the Company had net sales of $315.6 million compared to $264.2 million in the first quarter of 1995, and net income of $4.3 million compared to $3.4 million in the first quarter of 1995. Fully diluted earnings per share were $.57 compared to $.47 in the first quarter of 1995. The quarterly operating results stated above have been restated to include the acquisition of Elasco Inc., which was consummated on April 26, 1996 and was accounted for using the pooling of interests method of accounting.


                                  RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe-harbor created by such sections. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                                  THE OFFERING


Common Stock being offered by:
  The Company...............................................  1,250,000 shares
  The Selling Shareholders..................................  854,926 shares
Common Stock to be outstanding after this offering..........  9,222,864 shares(1)
Use of proceeds.............................................  To repay indebtedness under the Company's revolving credit
                                                              facility and line of credit
                                                              agreement. See "Use of
                                                              Proceeds."
NYSE symbol.................................................  HUG


- ---------------


(1) Based on the number of shares of Common Stock outstanding on April 1, 1996 and including an estimated aggregate of 1,155,749 shares of Common Stock issued or issuable in the PVF Acquisition and the acquisition of Elasco Inc. Does not include 485,941 shares of Common Stock issuable upon the exercise of stock options outstanding as of April 1, 1996.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           FISCAL YEAR ENDED
                                 ---------------------------------------------------------------------
                                                                                   JAN. 26, 1996
                                                                             -------------------------
                                 JAN. 31,   JAN. 29,   JAN. 28,   JAN. 27,                PRO FORMA AS
                                 1992(1)      1993       1994       1995       ACTUAL     ADJUSTED(2)
                                 --------   --------   --------   --------   ----------   ------------
STATEMENT OF INCOME DATA:
Net sales......................  $558,299   $600,185   $734,958   $875,459   $1,082,179    $1,258,842
Gross profit...................   106,523    115,111    144,492    176,327      223,606       277,580
Operating expenses.............   107,958    109,352    131,383    154,693      193,718       217,897
Operating income (loss)........    (1,435)     5,759     13,109     21,634       29,888        59,683
Interest expense...............     6,439      5,117      5,055      5,284        7,484        12,823
Interest and other income......     2,058      3,743      2,981      2,848        4,605         5,542
Income (loss) before
  income taxes.................    (5,816)     4,385     11,035     19,198       27,009        52,402
Net income (loss)..............  $ (3,856)  $  2,841   $  6,524   $ 11,485   $   16,050    $   31,133
                                 ========   ========   ========   ========    =========    ==========
Earnings (loss) per share
  Primary......................  $  (0.76)  $   0.56   $   1.27   $   1.83   $     2.34    $     3.36
                                 ========   ========   ========   ========    =========    ==========
  Fully diluted................  $  (0.76)  $   0.56   $   1.19   $   1.81   $     2.31    $     3.33
                                 ========   ========   ========   ========    =========    ==========
OPERATING DATA:
Branches at end of period......       124        130        143        173          212           240
Comparable branch sales
  increases (decrease)(3)......       (14)%        3%        17%        13%           8%

                                                                     AS OF JANUARY 26, 1996
                                                               -----------------------------------
                                                                ACTUAL    PRO FORMA AS ADJUSTED(4)
                                                               --------   ------------------------
BALANCE SHEET DATA:
Working capital..............................................  $180,512           $234,120
Total assets.................................................  $379,096           $516,415
Long-term debt, less current portion.........................  $106,215           $169,681
Shareholders' equity.........................................  $154,143           $211,659

- ---------------

(1) Fiscal 1992 represents a 53-week fiscal year.

(2) Gives effect to the following as if each had occurred as of January 28, 1995: (i) the PVF Acquisition; (ii) the acquisitions completed by the Company on or after January 27, 1996 through April 1, 1996 and the acquisition of Elasco Inc. (the "Fiscal 1997 Acquisitions"); and (iii) this offering, the Notes Offering and the application of the net proceeds therefrom by the Company. See "Selected Unaudited Pro Forma Consolidated Financial Data."

(3) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in a fiscal year with the net sales results for the prior fiscal year (for those branches that were open for the entire fiscal year and the entire prior fiscal year).
(4) Gives effect to the following as if each had occurred as of January 26, 1996: (i) the PVF Acquisition; (ii) the Fiscal 1997 Acquisitions; and (iii) this offering, the Notes Offering and the application of the net proceeds therefrom by the Company.

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products businesses. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. In addition, no assurance can be given that the Company will be successful in integrating the business obtained in the PVF Acquisition or any other acquired business into its existing operations, or that such integration will not result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of Common Stock or the issuance of equity-linked securities, which may be dilutive to the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. See "Business -- Acquisition Strategy" and "-- The PVF Acquisition."

DEPENDENCE ON CONSTRUCTION MARKETS, ESPECIALLY IN FLORIDA

     Demand for the Company's products depends to a significant degree on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market is linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. Consequently, the level of activity in the commercial, residential and industrial construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could negatively affect the Company's results of operations, especially in Florida where approximately 43% of the Company's net sales were derived in fiscal 1996.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

     The Company distributes construction materials and supplies manufactured by over 5,500 manufacturers and suppliers, no one of which accounted for more than 6% of the Company's total purchases during fiscal 1996. Although the Company has a widely diversified base of suppliers, future supply shortages may occur from time to time as a result of unanticipated demand or production difficulties. In such cases, suppliers often allocate products among distributors, which could have a short-term adverse effect on the Company's results of operations. Although the Company has entered into strategic partnerships with certain suppliers, if the Company fails to maintain such strategic partnerships or if such suppliers cease to offer competitive pricing terms, the Company's results of operations may be adversely affected. Furthermore, the future financial performance of PVF is directly influenced by the cost of stainless steel which, as a commodity item, can be volatile. A significant fluctuation in the price of stainless steel could have a material adverse effect on PVF's future profitability and could create cyclicality in PVF's operating performance. See "Business -- Operating Strategy -- Volume Purchasing Power" and "-- Customers and Suppliers."

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in the Company's business are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge as to application and usage, and advisory and other service capabilities. The Company competes with other wholesalers, manufacturers who sell certain lines directly to contractors and other of the Company's customers and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The Company's competition varies by product line, customer classification and geographic market. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by those entities, especially since certain of those entities have substantially greater financial and other resources than those of the Company. See "Business -- Competition."

RELIANCE ON EXECUTIVE OFFICERS

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees and on its executive officers' ability to manage growth successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to manage growth successfully. See "Management."

SUBSTANTIAL INCREASE IN SHARES OUTSTANDING; LIMITATIONS ON PAYMENT OF DIVIDENDS


     This offering, the PVF Acquisition and the acquisition of Elasco Inc. substantially increases the number of shares of Common Stock outstanding. The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company. See "Price Range of Common Stock and Dividends" and "Description of Notes."


VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time after this offering, there may be significant volatility in the market price for the Common Stock. Operating results of the Company or of other companies participating in the building products industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "-- Dependence on Construction Markets, Especially in Florida" above and "Price Range of Common Stock and Dividends."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,250,000 shares of Common Stock offered hereby are estimated to be approximately $33.9 million (approximately $40.4 million if the Underwriters' over-allotment option is exercised in full). This assumes a public offering price of $29.00 per share of Common Stock, the last reported sale price of the Common Stock on the NYSE on April 1, 1996, and expenses payable by the Company estimated at $425,000. The Company expects to apply the net proceeds from this offering to reduce indebtedness outstanding under its revolving credit facility and line of credit agreement. At the end of fiscal 1996, such indebtedness had a weighted average interest rate of 6.29% per annum and becomes payable on June 30, 1998.

     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $100 million. The Company expects to apply approximately $74.4 million of the net proceeds of the Notes Offering to partially fund the PVF Acquisition. The remaining net proceeds therefrom will be used to further repay indebtedness outstanding under the Company's revolving credit facility and line of credit agreement. See "Business -- The PVF Acquisition" and "Description of Notes."


     If the Company is unable to secure financing through the Notes Offering (and because the Notes Offering will be consummated after the PVF Acquisition), the Company has secured interim financing of up to $55 million from its bank syndication group which, along with interim financing from the sellers in the PVF Acquisition of $30 million, was utilized to fund the PVF Acquisition. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.


                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of January 26, 1996 and (ii) pro forma as adjusted to give effect to the following as if each had occurred as of January 26, 1996: the PVF Acquisition; the Fiscal 1997 Acquisitions; and this offering (assuming a public offering price of $29.00 per share of Common Stock, the last reported sale price of the Common Stock on the NYSE on April 1, 1996), the Notes Offering and the application of the net proceeds therefrom by the Company. See "Use of Proceeds," "Selected Unaudited Pro Forma Consolidated Financial Data," and the Company's Consolidated Financial Statements and related notes included in this Prospectus.

                                                                             JANUARY 26, 1996
                                                                          ----------------------
                                                                                      PRO FORMA
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                          (DOLLARS IN THOUSANDS)
Current portion of long-term debt.......................................  $  2,551    $   2,551
                                                                          --------   -----------
Long-term debt, less current portion:
  Unsecured revolving bank notes........................................    68,300       31,766
  Short-term instruments classified as long-term debt...................    35,200       35,200
  Other notes payable...................................................       558          558
  Capital lease obligations.............................................     2,157        2,157
  __% Senior Notes......................................................        --      100,000
                                                                          --------   -----------
          Total long-term debt, less current portion....................   106,215      169,681
                                                                          --------   -----------
Shareholders' equity:
  Preferred Stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations and relative rights to be
     established by Board of Directors                                          --           --
  Common Stock, par value $1 per share; 20,000,000 shares authorized;
     6,798,462 and 9,204,211 issued.....................................     6,798        9,204
  Capital in excess of par value........................................    40,553       91,586
  Retained earnings.....................................................   106,792      110,869
                                                                          --------   -----------
          Total shareholders' equity....................................   154,143      211,659
                                                                          --------   -----------
               Total capitalization.....................................  $262,909    $ 383,891
                                                                          ========    =========

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the NYSE under the symbol "HUG." The following table sets forth the high and low sale prices of the Common Stock, as reported on the NYSE for, and the dividends per share declared in, the periods indicated.


                                                                    PRICE RANGE
                                                                   --------------       DIVIDENDS
                                                                   HIGH       LOW       PER SHARE
                                                                   ----       ---       ---------
Year Ended January 27, 1995:
  1st Quarter....................................................  $32  1/4   $24         $ .05
  2nd Quarter....................................................   28  3/4    17           .05
  3rd Quarter....................................................   21         17           .06
  4th Quarter....................................................   19  3/8    15 7/8       .06
Year Ended January 26, 1996:
  1st Quarter....................................................   20  7/8    17 3/4       .07
  2nd Quarter....................................................   22  3/8    18 7/8       .07
  3rd Quarter....................................................   27  1/4    21 3/8       .07
  4th Quarter....................................................   30  1/2    23 5/8       .09
Year Ending January 31, 1997:
  1st Quarter....................................................   34  1/2    26 5/8       .09
  2nd Quarter (through May 14, 1996).............................   37  1/2    34 1/4        --



     The closing sale price of the Common Stock, as reported on the NYSE, on May 14, 1996 was $36.50 per share. As of April 1, 1996, there were 1,114 holders of record of the Common Stock.


     The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company. See "Description of Notes."

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The unaudited Pro Forma Consolidated Balance Sheet of the Company as of January 26, 1996 gives effect to the following as if each had occurred as of January 26, 1996: (i) the PVF Acquisition; (ii) the Fiscal 1997 Acquisitions; and (iii) this offering, the Notes Offering and the application of the net proceeds therefrom by the Company. The unaudited Pro Forma Consolidated Statement of Income of the Company for the fiscal year ended January 26, 1996 gives effect to the following as if each had occurred on January 28, 1995: (i) the PVF Acquisition; (ii) the Fiscal 1997 Acquisitions; and (iii) this offering, the Notes Offering and the application of the net proceeds therefrom by the Company.

     The PVF Acquisition was accounted for under the purchase method of accounting. The total purchase price was allocated to tangible and identifiable intangible assets and liabilities based on management's estimate of their fair values with the excess of cost over the fair value of the net assets acquired allocated to goodwill.

     The unaudited Pro Forma Consolidated Balance Sheet and Statement of Income have been prepared by the Company based on the Consolidated Financial Statements of the Company and PVF included in this Prospectus. The unaudited Pro Forma Consolidated Balance Sheet and Statement of Income are presented for illustration purposes only and do not purport to be indicative of the combined financial condition or results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future financial condition or results of operations for any future period. In particular, PVF's gross margin may be adversely affected by fluctuations in prices for stainless steel and nickel alloy. In addition, the volatility of prices for stainless steel and nickel alloy may create cyclicality in PVF's operating performance. Therefore, management believes that the pro forma consolidated financial data are not necessarily indicative of future performance. The unaudited Pro Forma Consolidated Balance Sheet and Statement of Income should be read in conjunction with the Company's Consolidated Financial Statements and the Consolidated Financial Statements of PVF and related notes thereto included in this Prospectus.

                              HUGHES SUPPLY, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF JANUARY 26, 1996
                                 (IN THOUSANDS)

                                                                                                      COMMON
                                                                                                      STOCK
                                       PRO FORMA                        PRO FORMA                  OFFERING AND
                                      ADJUSTMENTS                      ADJUSTMENTS                    NOTES
                  HUGHES                  PVF           FISCAL 1997    FISCAL 1997     PRO FORMA     OFFERING          PRO FORMA
                  SUPPLY      PVF     ACQUISITION       ACQUISITIONS   ACQUISITIONS    COMBINED    ADJUSTMENTS        AS ADJUSTED
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
                              (A)         (A)               (B)            (B)
ASSETS
Current assets:
  Cash and cash
 equivalents...  $  3,432   $   204    $      --          $    274       $     --      $  3,910      $     --          $   3,910
  Accounts
    receivable,
    net........   143,354    12,584           --             8,516            (62)(i)   164,392            --            164,392
 Inventories...   132,524    39,829           --             8,572             --       180,925            --            180,925
  Other current
    assets.....    18,175       747         (747)(c)            44            (16)(i)    18,203            --             18,203
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
        Total
        current
      assets...   297,485    53,364         (747)           17,406            (78)      367,430            --            367,430
Property and
  equipment,
  net..........    57,697     1,295          500(d)          3,107         (1,385)(i)    61,214            --             61,214
Goodwill.......    16,637        --       58,167(n)             --          4,327(o)     79,131            --             79,131
Other assets...     7,277     1,270         (132)(e)           597           (500)(i)     8,512           128(l)           8,640
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
                 $379,096   $55,929    $  57,788          $ 21,110       $  2,364      $516,287      $    128          $ 516,415
                 ========   =======   ==========         =========      =========      ========    ==========          =========
LIABILITIES AND
  SHAREHOLDERS'
  EQUITY
Current
  liabilities:
  Accounts
    payable....  $ 84,875   $ 8,233    $      --          $  5,717       $     --      $ 98,825      $     --          $  98,825
  Other current
 liabilities...    32,098     8,126       (6,595)(f)         1,062           (206)(i)    34,485            --             34,485
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
        Total
        current
 liabilities...   116,973    16,359       (6,595)            6,779           (206)      133,310            --            133,310
Long-term
  debt.........   106,215     7,084       78,269(g)(p)       7,405          5,018(j)    203,991       (34,310)(m)(p)     169,681
Other
  noncurrent
 liabilities...     1,765        --           --               605           (605)(i)     1,765            --              1,765
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
        Total
 liabilities...   224,953    23,443       71,674            14,789          4,207       339,066       (34,310)           304,756
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
Shareholders'
  equity:
  Capital
    stock......     6,798        10          660(h)            521            (35)(k)     7,954         1,250(m)           9,204
  Capital in
    excess of
    par
    value......    40,553     2,021       15,909(h)             85           (170)(k)    58,398        33,188(m)          91,586
  Retained
    earnings...   106,792    30,455      (30,455)(h)         5,715         (1,638)(k)   110,869            --            110,869
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
        Total
  shareholders'
      equity...   154,143    32,486      (13,886)            6,321         (1,843)      177,221        34,438            211,659
                 --------   -------   -----------       ------------   ------------    ---------   ------------       -----------
                 $379,096   $55,929    $  57,788          $ 21,110       $  2,364      $516,287      $    128          $ 516,415
                 ========   =======   ==========         =========      =========      ========    ==========          =========

          See notes to unaudited pro forma consolidated balance sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


(a) The Company will acquire certain assets and liabilities of PVF for cash consideration of $74,400 and Common Stock consideration of $18,600.



(b) The Company has acquired certain assets and liabilities of two entities accounted for under the purchase method of accounting, and has entered into an agreement to acquire a third entity which will be accounted for under the pooling of interests method. Cash consideration of $5,430 has been paid and Common Stock consideration of $13,250 will be issued for these acquisitions. These acquisitions are immaterial individually and in the aggregate.


(c)  Elimination of other current assets of PVF not being acquired.

(d) Adjustment to write-up property and equipment acquired in the PVF Acquisition to its estimated fair value.

(e) Adjustment to record the elimination of $504 of other assets of PVF not being acquired and to record debt issuance costs of $372 incurred on the issuance of $74,772 of Notes.

(f) Adjustment to accrue for professional fees of $500 associated with the PVF Acquisition, to eliminate $2,818 of other current liabilities which are not being assumed, and to reclassify $4,277 of the current portion of PVF debt to long term as it will be replaced by the Company's line of credit.

(g) Adjustment to reflect the issuance of $74,772 of Notes (assuming an interest rate of 7.75% and debt issuance costs of $372) to be issued in connection with the PVF Acquisition, the elimination of $780 of PVF debt which is not being assumed, and the reclassification of $4,277 of the current portion of PVF debt to long term as it will be replaced by the Company's line of credit.

(h) Elimination of the shareholders' equity accounts of PVF and to reflect the issuance of 669,956 shares of Common Stock in connection with the PVF Acquisition at $27.76 per share, which approximates the estimated fair value of the Common Stock at the date the terms of the acquisition were agreed upon.

(i) Elimination of assets/liabilities of the Fiscal 1997 Acquisitions which are not being acquired or assumed.

(j) Adjustment to reflect the borrowing of $5,430 under the Company's line of credit facility to fund a portion of the purchase price for the Fiscal 1997 Acquisitions and the elimination of $412 of long-term debt of the acquired companies which is not being assumed.


(k) Adjustment to reflect the issuance of 485,793 shares of Common Stock for one of the Fiscal 1997 Acquisitions to be accounted for under the pooling of interests method of accounting and the elimination of the capital accounts of the Fiscal 1997 Acquisitions which have been accounted for under the purchase method of accounting.


(l) Adjustment to reflect the balance of the debt issue costs to be incurred upon the issuance of $25,228 of Notes.

(m) Adjustment to reflect the issuance of $25,228 of Notes (assuming an interest rate of 7.75% and net proceeds to the Company of $25,100) and the issuance of 1,250,000 shares of Common Stock at an assumed price of $29.00 per share (estimated net proceeds to the Company of $27.55 per share and $34,438 in the aggregate) with the net proceeds from these offerings being used to reduce amounts outstanding under the Company's line of credit facility.

(n) Adjustment to record the excess of the acquisition cost over the fair value of net assets acquired (goodwill) of PVF of $58,167.

(o) Adjustment to reflect the excess of the acquisition cost over the fair value of net assets acquired (goodwill) of $4,327.


(p) Included in the adjustment to long-term debt is $74,772 and $25,228 for the private placement of $100,000 of Notes with an assumed final maturity in 2011. Proceeds from the issuance of the Notes will be used to partially fund the PVF Acquisition and to provide additional working capital to the Company. Should the Notes Offering not be consummated, the Company intends to finance the PVF Acquisition through a bridge loan with the Company's bank syndication group and issuance of a $30,000 promissory note to the sellers. The bridge loan will carry interest at approximately the same rate as the Company's line of credit facility (an average rate of 6.29% in fiscal 1996) for the first six months, and will increase 1% for months six through nine and increase an additional 1% after nine months. The sellers' promissory note will bear interest at 6% for the first six months, then will increase to prime for the next six months. Thereafter, interest on such note will be at prime plus 1/2%. The sellers' note will mature on May 31, 1998. See "Description of Notes."

                              HUGHES SUPPLY, INC.
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 26, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         PRO FORMA                          PRO FORMA
                                                        ADJUSTMENTS                        ADJUSTMENTS
                              HUGHES                        PVF           FISCAL 1997      FISCAL 1997
                              SUPPLY          PVF       ACQUISITION       ACQUISITIONS    ACQUISITIONS
                           ------------   -----------   -----------       ------------   ---------------
                                              (A)                             (A)
Net sales................   $1,082,179     $ 109,159      $    --           $ 67,690         $  (186)(f)
Cost of sales............      858,573        66,428           --             56,261              --
                           ------------   -----------   -----------       ------------   ---------------
  Gross profit...........      223,606        42,731           --             11,429            (186)
Operating expenses.......      183,133        14,349       (3,264)(b)          9,064          (1,036)(g)
Depreciation &
  amortization...........       10,585           673        3,878(c)             266             249(h)
                           ------------   -----------   -----------       ------------   ---------------
Total operating
  expenses...............      193,718        15,022          614              9,330            (787)
                           ------------   -----------   -----------       ------------   ---------------
  Operating income.......       29,888        27,709         (614)             2,099             601
Interest and other
  income.................        4,605           175           --                762              --
Interest expense.........       (7,484)         (965)      (5,537)(d)(j)        (615)             --
                           ------------   -----------   -----------       ------------   ---------------
  Income before taxes....       27,009        26,919       (6,151)             2,246             601
Income taxes.............       10,959        10,910       (2,478)(e)             23           1,133(e)
                           ------------   -----------   -----------       ------------   ---------------
  Net income.............   $   16,050     $  16,009      $(3,673)          $  2,223         $  (532)
                           ===========    ==========    ===========       ===========    =============
Earnings per share:
  Primary................   $     2.34
                           ===========
  Fully diluted..........   $     2.31
                           ===========
Average shares
  outstanding:
  Primary................        6,856
                           ===========
  Fully diluted..........        6,935
                           ===========

                                                COMMON
                                               AND NOTES
                               PRO FORMA       OFFERING          PRO FORMA
                                COMBINED      ADJUSTMENTS       AS ADJUSTED
                            ----------------  -----------       -----------
Net sales................   $      1,258,842    $    --         $ 1,258,842
Cost of sales............            981,262         --             981,262
                            ----------------  -----------       -----------
  Gross profit...........            277,580         --             277,580
Operating expenses.......            202,246         --             202,246
Depreciation &
  amortization...........             15,651         --              15,651
                            ----------------  -----------       -----------
Total operating
  expenses...............            217,897         --             217,897
                            ----------------  -----------       -----------
  Operating income.......             59,683         --              59,683
Interest and other
  income.................              5,542         --               5,542
Interest expense.........            (14,601)     1,778(i)(j)       (12,823)
                            ----------------  -----------       -----------
  Income before taxes....             50,624      1,778              52,402
Income taxes.............             20,547        722(e)           21,269
                            ----------------  -----------       -----------
  Net income.............   $         30,077    $ 1,056         $    31,133
                                  ==========  ===========        ==========
Earnings per share:
  Primary................                                       $      3.36
                                                                 ==========
  Fully diluted..........                                       $      3.33
                                                                 ==========
Average shares
  outstanding:
  Primary................                                             9,262
                                                                 ==========
  Fully diluted..........                                             9,342
                                                                 ==========

       See notes to unaudited pro forma consolidated statement of income.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

(a) Amounts represent results of acquired companies for the 12 months ended December 31, 1995.
(b) Adjustments to operating expenses to eliminate overhead allocation from PVF's parent of $2,341 and personnel costs of $923 which will be reduced/eliminated as a result of the acquisition.
(c) Adjustment to reflect amortization on goodwill of $58,167 on a straight-line basis over 15 years.
(d)  Adjustment to interest expense as a result of the PVF Acquisition:

        Interest on $74,772 of Notes (including $372 of debt issuance costs)
          to be issued in connection with the PVF Acquisition, assuming an interest rate of 7.75%............................................  $5,795
        Reduction of interest on PVF average borrowings of $10,651 at average rate of 9.06% replaced by the Company's line of credit
          with an average rate of 6.29%.....................................    (295)
        Amortization of debt issuance costs.................................      37
                                                                              ------
                                                                              $5,537
                                                                              ======

(e) Federal income tax adjustments relating to the acquisitions using the Company's annual effective tax rate of 40.6%. This amount also reflects the effect on income taxes for earnings on a sub-chapter S corporation.
(f)  Elimination of sales generated from assets which were not acquired.
(g) Adjustment to reflect a reduction in personnel costs of $855 as a result of the acquisitions and the elimination of expenses of $181 associated with assets which were not acquired.
(h) Adjustment to eliminate depreciation charges of $39 for plant and equipment which was not acquired and to reflect amortization of $288 on $4,327 of goodwill recorded on the acquisitions on a straight-line basis over 15 years.
(i)  Adjustment to interest expense as a result of this offering and the Notes
     Offering:

        Use of proceeds from this offering to reduce amounts outstanding under the Company's line of credit facility.......................  $2,159
        Increase in interest expense resulting from replacing amounts
          outstanding under the line of credit facility with the Notes......    (381)
                                                                              ------
                                                                              $1,778
                                                                              ======


(j) If the Company is unable to secure financing through the Notes Offering (and because the Notes Offering will be consummated after the PVF Acquisition), the Company has secured a commitment for interim financing of up to $55,000 from its bank syndication group which, along with interim financing from the sellers of $30,000, will be utilized to fund the PVF Acquisition. The alternative financing would result in the Company incurring an estimated additional $187 of interest expense compared to the amount assumed with respect to the Notes Offering.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data have been derived from audited consolidated financial statements of the Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included in this Prospectus.

                                                               FISCAL YEAR ENDED
                                             ------------------------------------------------------
                                             JAN. 31,   JAN. 29,   JAN. 28,   JAN. 27,    JAN. 26,
                                             1992(1)      1993       1994       1995        1996
                                             --------   --------   --------   --------   ----------
STATEMENT OF INCOME DATA:
Net sales..................................  $558,299   $600,185   $734,958   $875,459   $1,082,179
Cost of sales..............................   451,776    485,074    590,466    699,132      858,573
                                             --------   --------   --------   --------   ----------
Gross profit...............................   106,523    115,111    144,492    176,327      223,606
Operating expenses.........................   107,958    109,352    131,383    154,693      193,718
                                             --------   --------   --------   --------   ----------
Operating income (loss)....................    (1,435)     5,759     13,109     21,634       29,888
Interest expense...........................     6,439      5,117      5,055      5,284        7,484
Interest and other income..................     2,058      3,743      2,981      2,848        4,605
                                             --------   --------   --------   --------   ----------
Income (loss) before income taxes..........    (5,816)     4,385     11,035     19,198       27,009
Income taxes (benefits)....................    (1,960)     1,544      4,511      7,713       10,959
                                             --------   --------   --------   --------   ----------
Net income (loss)..........................  $ (3,856)  $  2,841   $  6,524   $ 11,485   $   16,050
                                             ========   ========   ========   ========    =========
Earnings (loss) per share:
  Primary..................................  $  (0.76)  $   0.56   $   1.27   $   1.83   $     2.34
                                             ========   ========   ========   ========    =========
  Fully diluted............................  $  (0.76)  $   0.56   $   1.19   $   1.81   $     2.31
                                             ========   ========   ========   ========    =========
Cash dividends per share...................  $   0.24   $   0.12   $   0.16   $   0.22   $     0.30
                                             ========   ========   ========   ========    =========
Shares outstanding:
  Primary..................................     5,046      5,058      5,143      6,259        6,856
  Fully diluted............................     5,046      5,086      6,313      6,443        6,935
OPERATING DATA:
Branches at end of period..................       124        130        143        173          212
Comparable branch sales increases
  (decrease)(2)............................       (14)%        3%        17%        13%           8%
BALANCE SHEET DATA (END OF PERIOD):
Working capital............................  $112,984   $120,522   $142,392   $172,794     $180,512
Total assets...............................   234,723    246,249    279,390    346,116      379,096
Long-term debt, less current portion.......    77,240     86,258    104,692    105,243      106,215
Shareholders' equity.......................    86,829     90,080     98,066    136,104      154,143

- ---------------

(1) Fiscal 1992 represents a 53-week fiscal year.
(2) Comparable branch sales increases are calculated for each period presented by comparing the net sales results in a fiscal year with the net sales results for the prior fiscal year (for those branches that were open for the entire fiscal year and the entire prior fiscal year).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for construction and industrial markets operating primarily in the southeastern and midwestern United States. The Company distributes more than 100,000 products, through 240 branches located in 21 states and Puerto Rico. The Company's customers are subcontractors, general contractors, electric utilities, municipalities and manufacturers. Management believes that the Company holds significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States.



     Since January 29, 1993, the Company has completed 25 acquisitions representing 87 branches, including the PVF Acquisition. In addition to increased geographical penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions.



     On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF and its subsidiaries and assumed certain of their liabilities. The aggregate consideration paid in the PVF Acquisition was approximately $99.5 million, consisting of cash in the amount of $44.4 million, the issuance of the seller note in the principal amount of $30 million, the issuance of 669,956 shares of Common Stock and the assumption of $6.5 million of bank debt.


     On February 5, 1996, the Company acquired Waldorf Supply Inc. ("Waldorf"), a wholesale distributor of plumbing supplies and materials in Waldorf, Maryland. Waldorf has one location and had annual sales of approximately $6.2 million in its last fiscal year. Waldorf is a fill-in acquisition.

     On March 22, 1996, the Company acquired West Virginia Water and Waste Supply Co. ("West Virginia Water"), a wholesale distributor of water and sewer products in Charleston, West Virginia. West Virginia Water has two locations and had annual sales of approximately $17.9 million in its last fiscal year. West Virginia Water represents a new market acquisition.


     On April 26, 1996, the Company acquired Elasco Inc., a wholesale distributor of electric utility products in Mattoon, Illinois. Elasco Inc. has three locations and had annual sales of approximately $43.6 million in its last fiscal year. Elasco Inc. is a new market acquisition in the Midwest and was accounted for as a pooling of interests.


     The acquisitions of Waldorf, West Virginia Water and Elasco Inc. are collectively referred to as the "Fiscal 1997 Acquisitions."

     As described in Note 2 of the Notes to the Company's Consolidated Financial Statements, in fiscal 1996 the Company entered into business combinations with Moore Electric Supply, Inc. and Florida Pipe & Supply Company, and such business combinations were accounted for as poolings of interests. Accordingly, all financial data in this discussion and analysis is reported as though the companies had always been combined.

     In addition to the business combinations accounted for as poolings of interests referred to above, in fiscal 1996 the Company purchased nine wholesale distributor businesses for an aggregate amount of approximately $13 million ($10 million in cash and $3 million in Common Stock). In fiscal 1995, amounts paid for acquisitions totaled approximately $21 million ($11 million in cash, $4 million in Common Stock and $6 million in other consideration), and amounts paid for acquisitions in fiscal 1994 totaled approximately $4 million in cash. The results of these acquired operations are included in the Company's Consolidated Financial Statements from their respective dates of acquisition. See
"Business -- Acquisition Strategy."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statements of Income:

                                                                          FISCAL YEAR ENDED
                                                                    ------------------------------
                                                                    JAN. 28,   JAN. 27,   JAN. 26,
                                                                      1994       1995       1996
                                                                    --------   --------   --------
    STATEMENTS OF INCOME DATA:
    Net sales.....................................................    100.0%     100.0%     100.0%
    Cost of sales.................................................     80.3       79.9       79.3
      Gross profit................................................     19.7       20.1       20.7
    Operating expenses............................................     17.9       17.7       17.9
      Operating income............................................      1.8        2.5        2.8
    Interest and other income.....................................      0.4        0.3        0.4
    Interest expense..............................................      0.7        0.6        0.7
      Income before income taxes..................................      1.5        2.2        2.5
    Income taxes..................................................      0.6        0.9        1.0
      Net income..................................................      0.9        1.3        1.5

NET SALES

     Net sales were $1.1 billion in fiscal 1996, representing a 23.6% increase over fiscal 1995 net sales of $875.5 million. Fiscal 1995 net sales represented a 19.1% increase over fiscal 1994 net sales of $735.0 million. Newly-opened and acquired branches accounted for approximately 66% of the increase in net sales in fiscal 1996 and 40% of the increase in net sales in fiscal 1995. The remainder of the increase in each period was a result of sales increases in existing branches.

     The Company's strategy of expansion and diversification has contributed to the above-mentioned sales gains along with growth in comparable branch sales. Although residential construction activity decreased in fiscal 1995 and fiscal 1996 following a period of substantial residential construction activity in fiscal 1994, this decrease was offset by an increase in commercial and industrial construction activity in fiscal 1995 which continued through fiscal 1996.

     Construction activity, especially commercial construction activity in the Southeast, is expected to remain strong during fiscal 1997. Management believes that the continuing favorable construction markets together with the Company's acquisition program and growth in comparable branch sales should result in continued sales growth.

GROSS PROFIT

     Gross profit was $223.6 million in fiscal 1996, representing a 26.8% increase over fiscal 1995 gross profit of $176.3 million. Fiscal 1995 gross profit increased 22.0% over fiscal 1994 gross profit of $144.5 million. Gross margins have improved steadily over the past three fiscal years. The improvement has resulted from several factors, including the introduction of product offerings with better margins, efficiencies resulting from the Company's use of central distribution centers, and increased volume and concentration of supply sources in connection with the implementation of the Company's preferred vendor program.

OPERATING EXPENSES

     Operating expenses were $193.7 million in fiscal 1996, representing a 25.2% increase over fiscal 1995 operating expenses of $154.7 million. Newly-opened and acquired branches accounted for approximately 60% of the increase. The remainder of the increase was due primarily to personnel and transportation costs associated with growth in the Company's sales. The 17.7% increase in fiscal 1995 operating expenses over fiscal 1994 operating expenses of $131.4 million was primarily attributable (approximately 45%) to branches opened and acquisitions made during fiscal 1995, as well as to an increase in costs, such as personnel, transportation and insurance, associated with sales growth. Operating expenses as a percentage of sales remained relatively constant over the three-year period.

NON-OPERATING INCOME AND EXPENSES

     Interest and other income increased to $4.6 million in fiscal 1996 compared to $2.8 million in fiscal 1995, representing a 61.7% increase. This increase is primarily the result of improved collection of service charge income on delinquent accounts receivable. In fiscal 1995, interest and other income decreased to $2.8 million compared to $3.0 million in fiscal 1994, representing a 4.5% decrease.


     Interest expense increased to $7.5 million in fiscal 1996, representing a 41.6% increase over fiscal 1995 interest expense of $5.3 million. Higher interest rates and higher average borrowing levels were equally responsible for the increase. Fiscal 1995 interest expense was $200,000 higher than fiscal 1994 interest expense of $5.1 million, representing a 4.5% increase. This increase was attributable to higher interest rates which were partially offset by lower borrowing levels resulting in part from the conversion of $22.9 million of subordinated debentures in April, 1994.


NET INCOME

     As a result of the foregoing factors, net income in fiscal 1996 increased by 39.7% to $16.1 million from $11.5 million in fiscal 1995. In fiscal 1996, fully diluted earnings per share increased 27.6% to $2.31 compared to $1.81 in fiscal 1995. Net income in fiscal 1995 increased by 76% from $6.5 million in fiscal 1994. In fiscal 1995, fully diluted earnings per share increased by 52.1% from $1.19 in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at the end of fiscal 1996 amounted to $180.5 million compared to $172.8 million and $142.4 million at the end of fiscal 1995 and fiscal 1994, respectively. The Company continues to maintain more than 75% of total assets as current assets. The working capital ratio was 2.54 to 1, 2.67 to 1 and 2.89 to 1 for fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

     During periods of expansion when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support its growth. The Company strives to maintain inventories at levels that support, but not exceed, its current sales activity through (i) increased use of its central distribution facilities and (ii) investment in resources to improve the efficiency and service capability of such facilities. As a result, the inventory turnover rate has been in excess of six turns for each of the last three fiscal years, ranging from a low of 6.2 turns in fiscal 1995 to a high of 6.7 turns in fiscal 1996. During the same period, the accounts receivable turnover rate has been in excess of seven turns, ranging from a low of 7.1 turns in fiscal 1995 to a high of 7.6 turns in fiscal 1996.

     Net cash provided by operations was $20.3 million in fiscal 1996 compared to $3.7 million in fiscal 1995 and cash used in operations in fiscal 1994 was $2.2 million. The foregoing changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable. Because of an increase in the amount of cash generated in fiscal 1996, net borrowings under short-term debt instruments decreased to $6.2 million compared to $23.8 million in fiscal 1995 and $16.7 million in fiscal 1994.

     The Company invested $11.9 million in property and equipment and $10.0 million in business acquisitions in fiscal 1996. These business acquisitions added 20 branches to the Company's operations. Capital expenditures, not including amounts which may be paid for business acquisitions in fiscal 1997, are expected to be approximately $12 million.

     During fiscal 1996, the Company's revolving credit facility and line of credit agreement with a group of banks was amended in order to expand the Company's maximum borrowings thereunder from $130 million to $160 million (see
Note 4 of Notes to the Company's Consolidated Financial Statements). After giving effect to this offering (assuming a public offering price of $29.00 per share of Common Stock, the last reported sale price of the Common Stock on the NYSE on April 1, 1996) and approximately $25.2 million from the Notes

Offering to reduce bank debt, the Company will have approximately $96.8 million available under this agreement.


     Because the Notes Offering was not consummated concurrently with the PVF Acquisition, the Company financed the PVF Acquisition through a bridge loan with the Company's bank syndication group and the issuance of the seller note in the principal amount of $30 million. The bridge loan carries interest at approximately the same rate as the Company's line of credit facility (an average rate of 6.29% in fiscal 1996) for the first six months. The seller note bears interest at 6% for the first six months, then will increase to prime for the next six months. Thereafter, interest on such note will be at prime plus 1/2%. The seller note will mature on May 31, 1998.


     Management believes that the Company has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities and has the resources necessary (subject to certain covenants related to the Notes and in the revolving credit facility and line of credit agreement) to fund ongoing operating requirements and anticipated capital expenditures. Future expansion will continue to be financed on a project-by-project basis through the incurrence of additional indebtedness or, as circumstances allow, through the issuance of Common Stock or equity-linked securities.

INFLATION AND CHANGING PRICES

     The Company is aware of the potentially unfavorable effects inflationary pressures may create as a result of higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company seeks to minimize these effects by taking advantage of economies of scale in purchasing and inventory management which result in cost reductions and improved productivity. In addition, from time to time the Company will also implement price increases in order to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's results of operations or markets in its three most recent fiscal years.

SEASONALITY

     The Company experiences some seasonality in its business. The Company's net sales and net income during the first quarter and, to a lesser extent, the fourth quarter of its fiscal year are generally lower than the second and third quarters of its fiscal year. The first and fourth quarter are typically adversely affected by winter construction cycles and weather patterns as the level of activity in both the home improvement and new construction markets decreases. The Company has a concentration of locations in the southeastern United States, which can offset to some degree the effects of winter weather in other states. Management closely monitors operating expenses and inventory levels during seasonally affected periods and, to the extent possible, controls variable operating costs.

                                    BUSINESS

GENERAL


     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern and midwestern United States. The Company distributes more than 100,000 products through 240 branches located in 21 states and Puerto Rico. The Company's customers are subcontractors, general contractors, utilities, municipalities and manufacturers. Management believes that the Company holds significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 43% of fiscal 1996 net sales), which is one of the largest commercial and residential construction markets in the United States.


     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups, as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.


     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales, new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 25 new branches. In addition, the Company continues to pursue an active acquisition program to capitalize on the opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Since January 29, 1993, the Company has completed 25 acquisitions representing 87 branches, including the PVF Acquisition. In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions. All of the Company's significant acquisitions have been accretive to the Company's earnings per share.


     As a result of the Company's operating and acquisition strategies, net sales increased to $1.1 billion in fiscal 1996 from $735.0 million in fiscal 1994, a compound annual growth rate of 21.3%; operating income increased to $29.9 million in fiscal 1996 from $13.1 million in fiscal 1994, a compound annual growth rate of 51.0%; and the number of branches increased to 212 branches at the end of fiscal 1996 from 143 branches at the end of fiscal 1994, a compound annual growth rate of 21.8%.

INDUSTRY OVERVIEW

     Based on estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1995, and no wholesale distributor of these products accounted for more than 2% of the total market. As a result of their smaller size, many of the local or regional distributors generally lack the purchasing power of a larger entity, may lack the resources to offer broad product lines and multiple brands, and may not possess sophisticated inventory management and control systems necessary to operate multiple branches efficiently.

     As a result, during the past decade many of the large wholesale distributors, including the Company, have grown considerably through acquisitions. However, many independent distributors are still privately owned, relationship-based companies that emphasize service, delivery and reliability to their customers. Further, a majority of independent distributors focus on a particular size or type of customer and a particular product group. In contrast, the Company services various sizes and types of customers and multiple product groups and diversifies its sales across various types of construction and users of its products. Due to its strong competitive position, its size and its management infrastructure, management also believes that the Company is well-positioned to continue to benefit from consolidation trends within the wholesale distribution business.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

ACQUISITION STRATEGY

     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 28 branches, and management believes that significant additional fill-in acquisition opportunities are available.


     New market acquisitions represent the addition of new product groups, within related commercial construction and industrial products categories, or the entry into new geographic markets, or both. During the last three fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include
(i) The Treaty Distribution Group, resulting in a significant increase in the Company's water and sewer products business in new geographic markets, (ii) Moore Electric Supply, Inc., resulting in a significant increase in the Company's electrical products business in new geographic markets, (iii) Florida Pipe & Supply Company, the Company's initial entry into the industrial pipe, valve and fitting market, (iv) Elasco Inc., resulting in a significant increase in the Company's electric utilities business in new geographic markets, and (v) PVF, resulting in a significant increase in the Company's industrial pipe, valves and fittings business in new geographic markets.

     The following table summarizes the fill-in and new market acquisitions completed by the Company since January 29, 1993:


                         TYPE OF        DATE OF       NUMBER OF   STATE(S)/TERRITORY     MAJOR PRODUCT
     ACQUISITION       ACQUISITION    ACQUISITION     BRANCHES      OF OPERATION            GROUPS
- ---------------------  -----------  ----------------  ---------   -----------------  ---------------------
Virginia branch......    Fill-in       June, 1993          1             VA                Plumbing
Florida and Georgia
  branches...........    Fill-in       June, 1993          3           FL, GA           Electrical and
                                                                                      Electric Utilities
Electrical
  Distributors,
  Inc.*..............  New market      June, 1993          1             GA               Electrical
Alabama Water Works
  Supply, Inc........  New market      July, 1993          3             AL             Water and Sewer
Florida branches.....    Fill-in     December, 1993        2             FL           Building Materials


Swaim Supply
  Company*...........  New market    January, 1994         8           NC, VA            Plumbing, Air
                                                                                       Conditioning and
                                                                                            Heating
Florida and Georgia
  branches(1)........    Fill-in       February-           4           FL, GA          Water and Sewer,
                                    September, 1994                                      Plumbing and
                                                                                          Electrical
Treaty Distribution
  Group branches.....  New market    January, 1995        16           IN, OH          Water and Sewer,
                                                                                         Plumbing, Air
                                                                                       Conditioning and
                                                                                            Heating
Olander & Brophy,
  Inc................  New market     March, 1995          4           OH, PA         Pool Equipment and
                                                                                        Supplies, Water
                                                                                            Systems
Port City Electrical
  Supply, Inc........    Fill-in      March, 1995          3           GA, SC             Electrical
Elec-Tel Supply
  Company............    Fill-in      April, 1995          1             GA           Electric Utilities
Various
  branches(1)........    Fill-in       July, 1995          9       AL, FL, KY, MD,     Electrical, Pool
                                     February, 1996                NC, NJ, SC, TN,       Equipment and
                                                                         VA           Supplies, Plumbing
Moore Electric
  Supply, Inc.*......  New market     August, 1995         5           NC, SC             Electrical
Atlantic Pump &
  Equipment
  Companies..........    Fill-in    September, 1995        4           FL, PR         Pool Equipment and
                                                                                           Supplies
Florida Pipe & Supply
  Company*...........  New market    December, 1995        1             FL            Industrial Pipe,
                                                                                      Valves and Fittings
Waldorf Supply
  Inc................    Fill-in     February, 1996        1             MD                Plumbing
West Virginia Water
  and Waste Supply
  Co.................  New market     March, 1996          2             WV             Water and Sewer
Elasco Inc.*.........  New market     April, 1996          3           IL, OH         Electric Utilities
PVF..................  New market      May, 1996          16       AL, GA, IL, LA,     Industrial Pipe,
                                                                   MO, NC, NJ, TN,    Valves and Fittings
                                                                     TX, UT, WA
                                                          --
         TOTAL.......
                                                          87
                                                      ==========


- ---------------


  * Accounted for as pooling of interests.


(1) Facilities acquired in purchases of assets from four entities.

OPERATING STRATEGY

     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, and management information systems. Key elements of the Company's operating strategy include:

          Comprehensive and Diversified Product Groups. As part of its emphasis on superior customer service, the Company offers more than 100,000 products in nine product groups at competitive prices. Distribution of a wide variety of products within product groups assists the Company's customers in managing their inventory, arranging for consolidated delivery requirements and providing a greater portion of total job specifications. The depth and breadth of the Company's product groups allows it to make add on sales of higher margin, non-commodity items.

          The Company is diversified across nine product groups and various sectors of the construction industry (such as commercial, residential, utility and industrial), which lessens its dependence upon market conditions applicable to any one of its products groups or any single sector of the construction industry. Further, the Company's product diversification allows it to participate in multiple phases of construction projects.

          Superior Customer Service. Substantially all of the Company's sales are to professional customers with whom the Company has developed long-term relationships. These relationships are largely based on the Company's history of providing superior service. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns.

          Local Market Focus. The Company has organized its branches as autonomous, decentralized branches capable of meeting local market needs and offering competitive prices. Each branch handles one or more of the Company's product groups and operates as a separate profit center with its own sales force. Each branch manager has the authority and responsibility to set pricing and tailor the product offering and mix, as well as the nature of services offered, to meet the local market demand. In addition, each branch manager is responsible for purchasing, maintenance of adequate inventory levels, cost controls and customer relations.

          The Company has been able to tailor its branch size and product offerings to perceived market demand. As a result, the Company has successfully operated branches in secondary cities where management believes it has achieved significant market share and in larger metropolitan areas where it has established a sound market presence.

          Well-Trained and Experienced Workforce. The Company has implemented extensive employee training and recruiting programs to ensure that its employees have the skill levels necessary to compete effectively in today's marketplace. The Company utilizes in-depth training seminars covering basic and advanced product knowledge, and selling, purchasing, negotiating and management skills. The Company has also developed a recruiting and training program to increase the number of qualified applicants introduced into its management and sales ranks. The Company has experienced a low rate of turnover among its employees and, as a result, the Company's corporate management group, branch managers, outside sales representatives and inside sales account executives have considerable experience with the Company.

          Centralized Administrative Functions. The Company has centralized certain administrative functions such as credit, human resources, finance and accounting and management information systems. The Company's credit function is essential to its success. All credit decisions are researched, analyzed and approved by a group of regional credit managers to ensure conformity and quality of credit decisions across the Company's operations. Management believes that its credit function has enabled it to be recognized as an industry leader due to its consistently low level of bad debt expense. Centralization of human resources, finance and accounting functions ensure conformity in policy and lower overall cost of administration. The Company's comprehensive management information system is based on point of sale information and provides managers with real time inventory, receivables, purchasing, pricing, credit and margin information. This management information system allows the Company's branches to more effectively manage their inventory and receivables and respond more quickly and accurately to specific customer needs and local market demand.

          Volume Purchasing Power. The Company, as one of the largest diversified wholesale distributors of construction products in its markets, is able to achieve significant volume discounts and rebates from its vendors. The Company established its Preferred Vendor Program in 1991 to more effectively leverage its purchasing power. This program has reduced the number of vendors and has resulted in stronger, more strategic relationships with a more concentrated group of vendors. The concentration of vendors has also improved the Company's ability to assure more timely delivery, reduce errors, and to obtain better terms and greater financial incentives. Other programs currently being employed with vendors include vendor managed inventory systems, bar coding, and electronic exchange of purchase orders and invoices, each of which has resulted in a reduction in transaction costs and an improvement in operating efficiency.

PRODUCTS

     The Company distributes products in the following nine major product groups:

     - Electrical: Electrical supplies, including wire, cable, cords, boxes, covers, wiring devices, conduit, raceway duct, safety switches, motor controls, breakers, panels, fuses and related supplies and accessories, residential, commercial and industrial electrical fixtures and other special use fixtures.

     - Plumbing: Plumbing fixtures and related fittings, residential, commercial and industrial water heaters, and plumbing accessories and supplies.

     - Water and Sewer: Water works and industrial supplies, including large diameter plastic (PVC) and cast iron pipe, fire hydrants, water meters, valves, backflow prevention devices and related hardware and accessories.

     - Air Conditioning and Heating: Air conditioning and heating equipment, furnaces, heaters, heat pumps, condensing units, duct, pipe, fittings, registers, grills, freon, insulation and other refrigeration equipment, supplies and service parts.

     - Industrial Pipe, Valves and Fittings: Mechanical and weld pipe, valves and related fittings, fire protection systems and supplies, high performance valves, specialty pipe, stainless steel and other high alloy pipe, valves and fittings.

     - Building Materials: Reinforcing wire, reinforcing steel, plyform, lumber, concrete chemicals, concrete forming accessories, road and bridge products, masonry accessories and other building materials, hand tools, power tools and equipment for all mechanical and building trades.

     - Electric Utilities: Transformers, conductor cable, insulators, prestressed concrete transmission and distribution poles, and other electric utility supplies and related hardware, accessories and tools.

     - Water Systems: Jet and submersible pumps and tanks, residential and commercial water treatment, well liners, wire, poly pipe, accessories and environmental products.

     - Pool Equipment and Supplies: Above ground and in-ground pool packages, pumps, filters, heaters, lights, slides, diving boards, skimmers, drains, chemicals, solar equipment, pool liners and in-ground pool walls, deck products and cleaning equipment.

     The following chart shows the Company's fiscal 1996 sales by product category on a pro forma basis, giving effect to the PVF Acquisition and the Fiscal 1997 Acquisitions:

                                   [CHART]

SALES AND PURCHASING

     The Company employs approximately 400 outside sales representatives who call on customers and who also work with architects, engineers, and manufacturers' representatives for major construction projects. For each outside sales representative there are generally two inside account executives who expedite orders, deliveries, quotations, and requests for pricing. Most orders are received by telephone, and materials are delivered by the Company's trucks to the customer's office or job site.

     The Company's purchasing agents in its branches use a computerized inventory system to monitor stock levels, while central distribution centers in Orlando, Florida, College Park, Georgia, Hendersonville, North Carolina, Monroe, North Carolina, Greenville, Ohio and Nashville, Tennessee provide purchasing assistance as well as a broad stock of inventory which supplements the inventory of the branches.

CUSTOMERS AND SUPPLIERS

     The Company currently serves over 50,000 customers, and no single customer accounts for more than 1% of total sales annually. Orders for larger construction projects normally require long-term delivery schedules throughout the period of construction, which in some cases may continue for several years. The substantial majority of customer orders are shipped from inventory at the Company's branches. The Company also accommodates special orders from its customers and facilitates the shipment of certain large volume orders directly from the manufacturer to the customer.

     The Company regularly purchases from over 5,500 manufacturers and suppliers, of which 550 are currently part of the Company's Preferred Vendor Program. No single supplier accounted for more than 6% of the Company's total purchases during fiscal 1996.

COMPETITION

     Management believes that the Company is one of the largest wholesale distributors of its range of products in the southeastern and midwestern United States. However, there is strong competition in each product group distributed by the Company. The main sources of competition are other wholesalers, manufacturers who sell certain lines directly to contractors and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The principal competitive factors in the Company's business are product availability, pricing, technical product knowledge as to application and usage, and advisory and other service capabilities.

EMPLOYEES

     As of January 26, 1996, the Company had approximately 3,350 employees consisting of approximately 15 executives, 550 managers, 950 sales personnel, and 1,835 other employees, including truck drivers, warehouse personnel, office and clerical workers. Over the last year, the Company's work force has increased by approximately 20% compared to the prior year as a result of increased sales volume and completed business acquisitions. None of the Company's employees is represented by a union or covered by a collective bargaining agreement; 13 of Elasco Inc.'s employees are represented by a union and are covered by a collective bargaining agreement. The Company considers its relationship with its employees to be excellent.

PROPERTIES


     The Company leases approximately 31,000 square feet of an office building in Orlando, Florida for its headquarters. In addition, the Company owns or leases 233 facilities in 21 states and Puerto Rico. The typical sales branch consists of a combined office and warehouse facility ranging in size from 3,000 to 50,000 square feet, with paved parking and storage areas. The Company also operates a computer center, five central distribution warehouses, and a garage and trucking terminal.


LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings incidental to the ordinary conduct of its business. Management believes that none of these proceedings will have a material adverse impact on its financial condition, results of operations or cash flows.

THE PVF ACQUISITION


     General. On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF and its subsidiaries and assumed certain of their liabilities. The aggregate consideration paid in the PVF Acquisition was approximately $99.5 million, consisting of cash in the amount of $44.4 million, the issuance of the seller note in the principal amount of $30 million, the issuance of 669,956 shares of Common Stock and the assumption of $6.5 million of bank debt. The amount of aggregate consideration paid is subject to increase or decrease (on a dollar for dollar basis) for the difference between the book value of net assets acquired, adjusted for certain inventory and accounts receivable items, and the book value of such net assets at December 31, 1995.


     PVF, a privately owned company headquartered in Houston, Texas, is a specialty distributor of stainless steel and nickel alloy based pipe, valve and fitting products to industrial customers, and conducts its business through its principal subsidiaries Southwest Stainless, Inc., Multalloy, Inc., a Texas corporation, and Multalloy, Inc., a New Jersey corporation. PVF is one of the leading providers of pipe, valve and fitting products for use by industrial companies that operate manufacturing processes involving highly corrosive or high temperature fluids, such as those of the petrochemical, food and beverage, and paper industries. Management of the Company believes that PVF carries one of the country's broadest and deepest inventories of such products, consisting of more than 15,000 different items sold to approximately 4,000 active accounts. PVF sells both directly to end-users and to supply houses that sell to end-users through 16 regional branch locations concentrated in the southeastern and southwestern United States.

     For the 12 months ended December 31, 1995, PVF had net sales of $109.2 million and operating income of $27.7 million. On a pro forma basis, giving effect to the PVF Acquisition, the Company's fiscal 1996 net sales were $1.2 billion, operating income was $57.0 million and, as of the end of fiscal 1996, the Company had 228 branches located in 19 states and Puerto Rico. See "Unaudited Pro Forma Consolidated Financial Data."

     The PVF Acquisition is a new market acquisition which provides the Company with several strategic benefits, including: (i) a well-established position in the stainless steel and specialty alloy sector of the pipe, valve and fitting products market; (ii) a higher gross margin product group than the Company's other product groups; (iii) greater focus on targeted industrial and replacement markets; (iv) a strong management team; and (v) new opportunities for additional fill-in acquisitions. Additional growth opportunities for the Company related to the PVF Acquisition include incremental sales of complementary valve products (which represented only 2% of PVF's fiscal 1995 net sales) and new branch openings, including the expected opening of a branch in Southern California.

     Products. PVF carries over 15,000 different items in its inventory of pipe, valve and fitting products. These products are differentiated on the basis of size, material content, performance specifications and manufacturer. Industrial pipe, valve and fitting products generally do not grow obsolete over time, allowing PVF to maintain an extensive inventory of such products. The substantial majority of PVF's products are used in the replacement market, including a significant number in emergency applications.

     The majority of PVF's products are made of stainless steel. Other nickel alloy based products, however, represent a growing share of PVF's sales. PVF entered the specialty alloy products market in 1993 to take advantage of a market opportunity created by the limited number of sources of these products. These specialty alloy products typically offer performance standards superior to stainless steel products, sell at higher prices and higher margins and are offered by a limited number of distributors. Management of the Company believes that PVF's sales of specialty alloy products should continue to grow if, as in the past, an increasing number of customers move from stainless steel products to specialty alloy products and as PVF extends its product line to include new specialty alloy products.

     Sales. PVF's sales force includes 19 outside salespeople and 31 inside salespeople. Outside salespeople visit end-users and supply house customers at their offices and work to develop good business relationships. The inside sales force works on-site at PVF and handles the bulk of PVF's orders, as most of PVF's sales come from a customer calling an inside salesperson directly with an order.

     PVF sells its products through its 50-person sales force and through 16 branches in 11 states. PVF's salespeople have substantial authority to set prices within guidelines established by senior management. PVF is well-represented in Texas, the largest end-user market for stainless steel pipe, valve and fitting products. PVF has a single branch location in New Jersey, which is the second largest end-user market in the United States and which management of the Company believes represents an opportunity for increased distribution of PVF's products.

     Customers and Suppliers. The end-users of products sold by PVF generally are manufacturers that operate plants involving the use of highly corrosive or high temperature fluids. PVF sells both to supply houses that resell to end-users and directly to end-users. Supply houses typically carry narrower inventory than PVF in any particular PVF product group. Many of PVF's end-user customers are Fortune 500 companies that have highly structured purchasing organizations that typically prefer large, professional suppliers, such as PVF or the Company. PVF has approximately 4,000 active accounts, and for its most recent fiscal year ended June 30, 1995 the largest customer accounted for less than 4% of PVF's sales, while its top ten customers accounted for less than 15% of sales.

     Many of the 15,000 products sold by PVF require long manufacturing lead times. Consequently, a large investment in inventory is often required. PVF's financial strength combined with its product experience allows it to purchase products in large volumes at favorable terms and maintain the large investment in inventory required to be competitive. For its most recent fiscal year ended June 30, 1995, PVF purchased from approximately 400 vendors, and no single vendor accounted for more than 7% of PVF's purchases in such period.

     The future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which, as a commodity item, can be volatile. Significant fluctuations in the prices of stainless steel and nickel alloy could have an effect on PVF's future profitability and could create cyclicality in PVF's operating performance. In addition, while PVF has not experienced difficulty in obtaining specialty alloy products, PVF currently purchases certain specialty alloy products from one of only two available sources worldwide.

     Properties. Headquartered in Houston, Texas, PVF has 17 facilities, including 16 distribution centers located in 11 states. PVF owns two of its facilities and leases 15 facilities. Ten of these leases are for properties owned by third parties and five are leased from affiliates of PVF.

                                   MANAGEMENT

     The following table sets forth certain information as of April 1, 1996 concerning executive officers and directors of the Company:

                   NAME                AGE                        POSITION
    ---------------------------------- ---   --------------------------------------------------
    David H. Hughes(1)................ 52    Chairman of the Board and Chief Executive Officer
    A. Stewart Hall, Jr.(1)........... 53    President, Chief Operating Officer and Director
    Russell V. Hughes(1).............. 70    Vice President and Director
    Vincent S. Hughes(1).............. 55    Vice President and Director
    Jasper L. Holland, Jr............. 54    Regional Vice President
    Clyde E. Hughes, III.............. 48    Regional Vice President
    James C. Plyler, Jr............... 52    Regional Vice President
    Kenneth H. Stephens............... 55    Regional Vice President
    Sidney J. Strickland, Jr.......... 46    Regional Vice President
    Gradie E. Winstead, Jr............ 46    Regional Vice President
    Peter J. Zabaski.................. 47    Regional Vice President
    J. Stephen Zepf................... 46    Treasurer and Chief Financial Officer
    John D. Baker, II(2).............. 47    Director
    Robert N. Blackford(1)(3)......... 59    Secretary and Director
    John B. Ellis(2).................. 71    Director
    Clifford M. Hames(3).............. 70    Director
    Donald C. Martin(2)............... 59    Director
    Herman B. McManaway(3)............ 70    Director

- ---------------

(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

     David H. Hughes has served as the Company's Chairman of the Board and Chief Executive Officer since November, 1986, as a director since August, 1968, and has been employed with the Company since June, 1959. Mr. Hughes served as President of the Company from June, 1972 until March, 1994. Mr. Hughes is also a director of SunTrust Banks, Inc. and Lithium Technologies Corp.

     A. Stewart Hall, Jr. has served as President, Chief Operating Officer and a director since March, 1994, and has been employed with the Company since August, 1973. Mr. Hall served as Executive Vice President of the Company from January, 1988 until March, 1994.

     Russell V. Hughes has served as Vice President since February, 1971, as a director since May, 1964, and has been employed with the Company since March, 1949.

     Vincent S. Hughes has served as Vice President since April, 1972, as a director since April, 1966, and has been employed with the Company since June, 1957.

     Jasper L. Holland, Jr. has served as Regional Vice President since June, 1994, and as a Vice President since February, 1980. Mr. Holland has been employed by the Company since March, 1965.

     Clyde E. Hughes, III has served as Regional Vice President since June, 1994. Previously, Mr. Hughes served as Regional Manager from December, 1990 to June, 1994. Mr. Hughes has been employed by the Company since June, 1966.

     James C. Plyler, Jr. has served as Regional Vice President since February, 1996. Prior to serving in this capacity, Mr. Plyler served as President of USCO Incorporated, one of the Company's subsidiaries, from January, 1973 to February, 1996. Mr. Plyler has been employed by the Company since May, 1972.

     Kenneth H. Stephens has served as Regional Vice President, since June, 1994, and as a Vice President since February, 1983. Mr. Stephens has been employed by the Company since June, 1961.

     Sidney J. Strickland, Jr. has served as Vice President of Purchasing and Administration since August, 1994. Previously, Mr. Strickland served as Director of Corporate Services from February, 1994 to August, 1994. Prior to serving as Director of Corporate Services, Mr. Strickland served as Director of Human Resources from September, 1989 to August 1994. Mr. Strickland has been employed by the Company since October, 1979.

     Gradie E. Winstead, Jr. has served as Regional Vice President since June, 1994. Previously, Mr. Winstead served as Regional Manager from March, 1990 to June, 1994. Mr. Winstead has been employed by the Company since September, 1975.

     Peter J. Zabaski has served as Regional Vice President since June, 1994. Previously, Mr. Zabaski served as President of One Stop Supply, Inc., a subsidiary of the Company, from January, 1990 to June, 1994. Mr. Zabaski has been employed by the Company since June, 1982.

     J. Stephen Zepf has served as Treasurer and Chief Financial Officer since April, 1984, and has been employed by the Company since May, 1983.

     John D. Baker, II has served as a director since March, 1994. Mr. Baker currently serves as President, Chief Executive Officer and director of Florida Rock Industries, Inc. Mr. Baker is also a director of FRP Properties, Inc.

     Robert N. Blackford was elected Secretary of the Company in February, 1974, and has served as a director since December, 1970. Mr. Blackford is an attorney with the firm of Maguire, Voorhis & Wells, P.A., in Orlando, Florida, where he has practiced since 1968.

     John B. Ellis has been a director since November, 1986. Mr. Ellis is retired. Prior to retiring in January, 1986, Mr. Ellis served as Senior Vice President Finance and Treasurer of Genuine Parts Company for a period of 11 years. Mr. Ellis is also a director of Interstate/Johnson Lane Corporation, Flowers Industries, Inc., Oxford Industries, Inc., Scotty's, Inc., Intermet Corporation and Integrity Music, Inc., and is a director emeritus of Genuine Parts Company.

     Clifford M. Hames has been a director since February, 1972. He has been retired from Sun Bank, N.A., in Orlando, Florida since 1989 where he served as Vice Chairman of the Board for a period of 14 years.

     Donald C. Martin has been a director since August, 1993. Mr. Martin provides consulting services to the Company and has done so since July, 1993. Prior to July, 1993, Mr. Martin served as President of Electrical Distributors, Inc. ("EDI") from April, 1963 until June, 1993. EDI was acquired by the Company in June, 1993.

     Herman B. McManaway has been a director since October, 1985. Prior to retiring in January, 1987, Mr. McManaway served as Vice President of Ruddick Corporation for a period of 13 years and as President of Ruddick Investment Co. for a period of 13 years. Mr. McManaway is also a director of Versa Technologies, Inc.

     The following family relationships exist between directors of the Company:
David H. Hughes and Vincent S. Hughes are brothers; and Russell V. Hughes is a first cousin of David H. Hughes and Vincent S. Hughes. Clyde E. Hughes, III is not related to any of the Hughes family members named above.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of March 15, 1996, certain information regarding the ownership of the Common Stock by (i) each of the Selling Shareholders, (ii) each person known by the Company who is, or may be deemed to be, the beneficial owner of more than 5% of the outstanding shares of Common Stock, and (iii) all officers and directors of the Company as a group. Except as otherwise indicated, each of the following shareholders has sole voting and investment power with respect to shares beneficially owned by such shareholder.


                                         BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                         PRIOR TO THE OFFERING                    AFTER THE OFFERING
                                      ---------------------------               -----------------------
                                                      PERCENT OF                            PERCENT OF
                                      NUMBER OF       OUTSTANDING     SHARES    NUMBER OF   OUTSTANDING
      NAME OF BENEFICIAL OWNER         SHARES           SHARES        OFFERED    SHARES     SHARES(10)
- ------------------------------------  ---------       -----------     -------   ---------   -----------
The Employees' Retirement Plan of
  Consolidated Electrical
  Distributors, Inc.(1).............  1,012,438           14.9        214,926     272,512        3.0
Edmundson International, Inc.(2)....    754,901           11.1        525,000     229,901        2.5
John V. Moore(3)....................    251,703            3.7         20,000     231,703        2.5
Russell V. Hughes(4)................    229,460            3.4         20,000     209,460        2.3
Donald C. Martin(5).................    259,397            3.8         30,000     229,397        2.5
John E. Petterson(6)................     96,148            1.4         25,000      71,148          *
John F. Caswell, Jr.(7).............     64,099              *         20,000      44,099          *
All directors and officers as a
  group (18 persons)(8).............  1,293,171           18.2(9)               1,243,171       13.0


- ---------------

  *  Indicates less than one percent ownership.
 (1) In Amendment No. 14 to Schedule 13D dated March 3, 1995 and filed with the Securities and Exchange Commission (the "Commission"), The Employees' Retirement Plan of Consolidated Electrical Distributors, Inc. (the "Plan") reported aggregate beneficial ownership of 1,012,438 shares. Of the shares reported as beneficially owned, 214,926 were reported as held with sole voting and investment power, and 797,512 were reported as held by affiliated entities with shared voting and investment power. The address of the Plan is 1516 Pontius Avenue, No. 201, Los Angeles, California 90025.
 (2) Edmundson International, Inc. ("Edmundson") is an affiliate of the Plan. Edmundson has shared voting and investment power with respect to 754,901 shares. The shares held by Edmundson are included in the shares shown in the table as owned by the Plan. The address of Edmundson is 1516 Pontius Avenue, Los Angeles, California 90025.
 (3) The address of Mr. Moore is 3531 Castellaine Drive, Charlotte, North Carolina 28226.
 (4) Mr. Hughes has shared voting power with respect to 189,033 shares and shared investment power with respect to 190,033 shares. The ownership figure reported for Mr. Hughes includes options exercisable within 60 days. The address of Mr. Hughes is 20 North Orange Avenue, Suite 200, Orlando, Florida 32801.
 (5) Mr. Martin has shared voting and investment power with respect to 56,569 shares. The ownership figure reported for Mr. Martin includes options exercisable within 60 days. The address of Mr. Martin is 1303 Henderson Mill Road, Mansfield, Georgia 30255.
 (6) The address of Mr. Petterson is 71 Shadow Lane, Lakeland, Florida 33813.
 (7) The address of Mr. Caswell is 510 Goldenrod Court, Lakeland, Florida 33813.
 (8) Includes an aggregate of 305,441 shares subject to options under the Hughes Supply, Inc. 1988 Stock Option Plan which are exercisable within 60 days, 84,000 shares subject to options under the Directors' Stock Option Plan, and 19,377 shares credited to the accounts of directors and officers under the Hughes Supply, Inc. Employee Stock Ownership Plan. All officers and directors as a group hold sole voting power with respect to 937,060 shares, shared voting power with respect to 356,111 shares, sole investment power with respect to 917,683 shares and shared investment power with respect to 375,488 shares.
 (9) Calculated on the basis of 7,122,456 shares, including 6,817,015 outstanding shares and 305,441 shares subject to options exercisable within 60 days.

(10) Calculated on the basis of 9,222,864 shares of Common Stock outstanding, including an estimated aggregate of 1,155,749 shares of Common Stock issued or issuable in the PVF Acquisition and acquisition of Elasco Inc. and, with respect to the share ownership of officers and directors as a group, includes options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $1.00 par value per share, and 10,000,000 shares of Preferred Stock, no par value (the "Preferred Stock").

COMMON STOCK

     All holders of Common Stock have the right to cast one vote for each share held of record on matters coming before the shareholders for a vote. Holders of Common Stock have no cumulative voting rights with respect to the election of directors and have no preemptive or other rights to purchase additional securities of the Company. The holders of Common Stock are entitled to receive dividends, if any, as and if declared from time to time by the Board of Directors in its discretion out of assets legally available therefore and subject to the prior dividend rights of holders of any Preferred Stock then outstanding. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in the assets available for distribution after the payment of the liabilities, subject to any prior rights of holders of any Preferred Stock then outstanding. All outstanding shares of Common Stock are, and the shares offered hereby upon payment therefor will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the number of shares constituting such series and the rights and preferences thereof, including dividend rights, voting rights, terms of redemption and liquidation preferences, without further vote or action by the shareholders. The Board of Directors has established a Series A Junior Participating Preferred Stock, no par value per share (the "Series A Stock"), consisting of 300,000 shares. No shares of Series A Stock or any other shares of Preferred Stock have been issued or are presently outstanding. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock.

SHAREHOLDER RIGHTS PLAN

     The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Common Stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit (the "Rights"). The Rights generally become exercisable if a person or group acquires 20% or more of the Common Stock or commences a tender offer that could result in such person or group owning 30% or more of the Common Stock. If certain subsequent events occur after the Rights first become exercisable, the Rights may become exercisable for the purchase of shares of Common Stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the Right. The Rights may be redeemed by the Company at $.01 per Right at any time prior to ten days after 20% or more of the Common Stock is acquired by a person or group. The Rights expire on June 2, 1998 unless sooner terminated in accordance with the rights plan.

CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION

     Under the Restated Articles of Incorporation of the Company (the "Articles"), directors are classified with respect to the time for which they severally hold office by being divided into three classes, each consisting of as near to one-third of the whole number of directors as practicable, with directors in each class being elected every third year. The provisions of the Florida Business Corporation Act (the "Florida Act") permit any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, to be filled by a director elected by the affirmative vote of a majority of the remaining directors. Any such director elected by the remaining directors shall hold office until the next meeting of the shareholders at which directors are elected.

     The Articles also provide that no plan of consolidation or merger in which the Company is a constituent corporation but not the surviving corporation shall be deemed approved by the shareholders unless such plan of consolidation or merger shall have been approved by the affirmative vote of the holders of two-thirds of the total number of shares of voting stock of the Company entitled to vote. The Articles also require the affirmative vote of two-thirds of the outstanding shares of the Company's voting stock to approve certain business combinations involving Company and any 10% shareholder unless approved by a majority of the directors not affiliated with such shareholder or unless certain price and procedural requirements are met; to require the affirmative vote of at least 80% of the outstanding shares to remove directors without cause; to provide that the size of the Board of Directors may be determined by the affirmative vote of 80% or more of the outstanding shares; to require the affirmative vote of at least 80% of the outstanding shares to alter the provisions of the Articles in relating to the number, classification and terms of office of directors; to require that special meetings called by the shareholders be called by an 80% vote of shareholders; and to prohibit the shareholders of the Company from taking action by means of a written consent.

     These provisions may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which shareholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under the Florida Act that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Act contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitled the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power and (iii) more than a majority of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder or
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                              DESCRIPTION OF NOTES

     Concurrently with this offering, the Company is offering privately the Notes in an aggregate principal amount of $100 million. The Notes will be issued pursuant to a Note Agreement between the Company and SunTrust Capital Markets, Inc., as agent for the participating lenders (the "Note Agreement"). The following is a summary of the assumed terms of the Notes, but there can be no assurance that the Notes will be issued on such terms, or that the Notes Offering will be consummated. This offering is not contingent upon consummation of the Notes Offering.

     General. The Notes will mature on or around May 30, 2011, will be limited to $100 million aggregate principal amount, and will be pari passu to the Company's revolving credit facility and line of credit agreement. The Notes will
bear interest at   %, payable in cash semi-annually in arrears, and will be
amortized in 20 equal semi-annual payments beginning May, 2001.

     Sinking Fund.  The Note Agreement will not provide for a sinking fund.

     Optional Redemption. The Notes may be redeemed at the Company's option, in whole or in part, on a pro rata basis, on any interest payment date for the sum of (i) the greater of par or the present value of all, remaining interest and principal payments, such present value to be determined using a discount rate equal to the sum of (a) 50 basis points and (b) the yield on a U.S. Treasury obligation having a maturity date corresponding with the remaining average life of the Notes being prepaid, and (ii) accrued interest at the date of redemption.

     Certain Covenants. The Note Agreement will contain a number of covenants restricting the operations of the Company and its subsidiaries, including covenants with respect to the following matters: (i) limitation on indebtedness;
(ii) limitation on restricted payments (in the form of the declaration or payment of certain dividends or distributions, the purchase, redemption or other acquisition of any capital stock of the Company (or any affiliate thereof);
(iii) limitation on transactions with affiliates; (iv) limitation on liens and subsidiary debt; (v) limitation on sales of assets; (vi) limitation on issuance of guarantees of and pledges for indebtedness; and (vii) limitation on consolidations, mergers and sale of all or substantially all assets of the Company.

     Events of Default. The events of default ("Events of Default") under the Note Agreement will include provisions that are typical of senior debt financing, including a default by the Company or any subsidiary on any indebtedness that has an aggregate principal amount of not less than $5 million resulting in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

     Upon the occurrence of an Event of Default, the holders of not less than 50% in principal amount of the outstanding Notes may immediately accelerate the maturity of all the Notes as provided in the Note Agreement.


     Interim Financing. The Notes Offering was not consummated concurrently with the PVF Acquisition; therefore, the Company financed the PVF Acquisition through a bridge loan with the Company's bank syndication group and the issuance of the seller note in the principal amount of $30 million. The bridge loan carries interest at approximately the same rate as the Company's line of credit facility (an average rate of 6.29% in fiscal 1996) for the first six months. The seller note bears interest at 6% for the first six months, then will increase to prime for the next six months. Thereafter, interest on such note will be at prime plus 1/2%. The seller note will mature on May 31, 1998.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                                     NUMBER
                                   UNDERWRITERS                                     OF SHARES
- ----------------------------------------------------------------------------------  ---------
Smith Barney Inc..................................................................
Robert W. Baird & Co. Incorporated................................................

                                                                                    ---------
          Total...................................................................
                                                                                     ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of such shares to certain dealers at a price
which represents a concession not in excess of $          per share below the
public offering price. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain other dealers.
After the offering, the public offering price and such concessions may be changed by the Underwriters.


     The Company and one of the Selling Shareholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 236,989 and 78,750 additional shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such options solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.


     The Company and its officers and directors have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, or grant any options or warrants to purchase Common Stock, except for the shares of Common Stock offered hereby, the grant of options and the issuance shares of Common Stock pursuant to the Company's existing stock option plans and the surrender of Common Stock in payment of the exercise price of stock options. Further, the Selling Shareholders and certain other shareholders of the Company designated by the Representatives have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, or grant any options or warrants to purchase Common Stock, except for the shares of Common Stock offered hereby.

     The Company, the Selling Shareholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     The validity, authorization and issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Maguire, Voorhis & Wells, P.A., Orlando, Florida. Robert N. Blackford, a member of Maguire, Voorhis & Wells, P.A., is Secretary and a director of the Company. As of April 1, 1996, certain members of Maguire, Voorhis & Wells, P.A. beneficially owned 24,237 shares of the Company's Common Stock.


     Certain legal matters will be passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia. Powell, Goldstein, Frazer & Murphy will rely upon the opinion of Maguire, Voorhis & Wells, P.A., as to all matters of Florida law.

                                    EXPERTS

     The Consolidated Balance Sheets as of January 26, 1996 and January 27, 1995, and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the two years in the period ended January 26, 1996, included in this Prospectus and incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 26, 1996, have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The Company's Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the year ended January 28, 1994, included in this Prospectus and incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 26, 1996, have been so included and incorporated in reliance on the reports of Price Waterhouse LLP, independent certified public accountants, and Coopers & Lybrand, independent accountants, given on the authority of said firms as experts in auditing and accounting.

     The Consolidated Balance Sheets of PVF as of June 30, 1994 and June 30, 1995 and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows of PVF for each of the three years in the period ended June 30, 1995 have been included herein in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed costs from, the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago

Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the aforementioned materials may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus, which constitutes part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. Reference is hereby made to the Registration Statement and to the exhibits and schedules relating thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Rights are attached to each share of Common Stock currently outstanding and each share of Common Stock to be sold pursuant to this offering. Any reference herein made to the Common Stock shall include the Rights.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the fiscal year ended January 26, 1996, (ii) Proxy Statement for the 1996 Annual Meeting of Shareholders and (iii) Current Report on Form 8-K dated March 27, 1996 have been filed with the Commission and are incorporated in this Prospectus by reference and made a part hereof.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all information incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Hughes Supply, Inc.,
Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone number (407) 841-4755.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
HUGHES SUPPLY, INC.
Report of Price Waterhouse LLP, Independent Certified Public Accountants..............   F-2
Report of Coopers and Lybrand L.L.P., Independent Accountants.........................   F-3
Consolidated Balance Sheets as of January 27, 1995 and January 26, 1996...............   F-4
Consolidated Statements of Income for the fiscal years ended January 28, 1994, January
  27, 1995 and January 26, 1996.......................................................   F-5
Consolidated Statements of Shareholders' Equity for the fiscal years ended January 28,
  1994, January 27, 1995 and January 26, 1996.........................................   F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 28, 1994,
  January 27, 1995 and January 26, 1996...............................................   F-7
Notes to Consolidated Financial Statements............................................   F-8
PVF HOLDINGS, INC.
Report of Deloitte & Touche LLP, Independent Auditors.................................  F-20
Consolidated Balance Sheets as of June 30, 1994, June 30, 1995 and March 31, 1996
  (unaudited).........................................................................  F-21
Consolidated Statements of Income for the fiscal years ended June 30, 1993, 1994 and
  1995, and for the nine months ended March 31, 1995 and 1996 (unaudited).............  F-22
Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30,
  1993, 1994 and 1995, and for the nine months ended March 31, 1996 (unaudited).......  F-23
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 1993, 1994 and 1995, and for the nine months ended March 31, 1995 and 1996 (unaudited).........  F-24
Notes to Consolidated Financial Statements............................................  F-25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 26, 1996 and January 27, 1995, and the results of their operations and their cash flows for the years ended January 26, 1996 and January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Hughes Supply, Inc. and its subsidiaries for the year ended January 28, 1994, prior to restatement, were audited by other independent accountants whose report dated March 17, 1994 expressed an unqualified opinion on those financial statements.

     The financial statements for 1994 have been restated to reflect the poolings of interests described in Note 2. We have audited the restatement adjustments described in Note 2 that were applied to restate the 1994 financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 1994 financial statements.

PRICE WATERHOUSE LLP

Orlando, Florida
March 14, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

Shareholders and Board of Directors
Hughes Supply, Inc.

     We have audited the consolidated statements of income, shareholders' equity, and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (prior to the retroactive restatement to account for the poolings of interests), in conformity with generally accepted accounting principles.

COOPERS & LYBRAND

Orlando, Florida
March 17, 1994

                              HUGHES SUPPLY, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          JANUARY 27,   JANUARY 26,
                                                                             1995          1996
                                                                          -----------   -----------
                                              ASSETS
Current Assets:
  Cash and cash equivalents.............................................   $   3,485     $   3,432
  Accounts receivable, less allowance for losses of $5,042 and $4,671...     131,907       143,354
  Inventories...........................................................     125,159       132,524
  Deferred income taxes.................................................       8,921        10,397
  Other current assets..................................................       6,551         7,778
                                                                          -----------   -----------
          Total current assets..........................................     276,023       297,485
Property and Equipment, Net.............................................      54,618        57,697
Deferred Income Taxes...................................................       2,095         2,430
Other Assets............................................................      13,380        21,484
                                                                          -----------   -----------
                                                                           $ 346,116     $ 379,096
                                                                            ========      ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.....................................   $   1,393     $   2,551
  Accounts payable......................................................      78,275        84,875
  Accrued compensation and benefits.....................................       9,823        12,622
  Other current liabilities.............................................      13,738        16,925
                                                                          -----------   -----------
          Total current liabilities.....................................     103,229       116,973
Long-Term Debt..........................................................     105,243       106,215
Other Noncurrent Liabilities............................................       1,540         1,765
                                                                          -----------   -----------
          Total liabilities.............................................     210,012       224,953
                                                                          -----------   -----------
Commitments and Contingencies (Note 7)
Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations and relative rights to be
     established by the Board of Directors..............................          --            --
  Common stock, par value $1 per share; 20,000,000 shares authorized;
     6,613,757 and 6,798,462 shares issued..............................       6,614         6,798
  Capital in excess of par value........................................      37,653        40,553
  Retained earnings.....................................................      93,525       106,792
                                                                          -----------   -----------
                                                                             137,792       154,143
  Less treasury stock, 108,988 shares and no shares, at cost............      (1,688)           --
                                                                          -----------   -----------
          Total shareholders' equity....................................     136,104       154,143
                                                                          -----------   -----------
                                                                           $ 346,116     $ 379,096
                                                                            ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         FISCAL YEARS ENDED
                                                               ---------------------------------------
                                                               JANUARY 28,   JANUARY 27,   JANUARY 26,
                                                                  1994          1995          1996
                                                               -----------   -----------   -----------
Net Sales....................................................   $ 734,958     $ 875,459    $ 1,082,179
Cost of Sales................................................     590,466       699,132        858,573
                                                               -----------   -----------   -----------
Gross Profit.................................................     144,492       176,327        223,606
                                                               -----------   -----------   -----------
Operating Expenses:
  Selling, general and administrative........................     121,645       144,256        181,284
  Depreciation and amortization..............................       7,800         9,056         10,585
  Provision for doubtful accounts............................       1,938         1,381          1,849
                                                               -----------   -----------   -----------
          Total operating expenses...........................     131,383       154,693        193,718
                                                               -----------   -----------   -----------
Operating Income.............................................      13,109        21,634         29,888
                                                               -----------   -----------   -----------
Non-Operating Income and (Expenses):
  Interest and other income..................................       2,981         2,848          4,605
  Interest expense...........................................      (5,055)       (5,284)        (7,484)
                                                               -----------   -----------   -----------
                                                                   (2,074)       (2,436)        (2,879)
                                                               -----------   -----------   -----------
Income Before Income Taxes...................................      11,035        19,198         27,009
Income Taxes.................................................       4,511         7,713         10,959
                                                               -----------   -----------   -----------
Net Income...................................................   $   6,524     $  11,485    $    16,050
                                                                 ========      ========      =========
Earnings Per Share:
  Primary....................................................   $    1.27     $    1.83    $      2.34
                                                                 ========      ========      =========
  Fully diluted..............................................   $    1.19     $    1.81    $      2.31
                                                                 ========      ========      =========
Average Shares Outstanding:
  Primary....................................................       5,143         6,259          6,856
                                                                 ========      ========      =========
  Fully diluted..............................................       6,313         6,443          6,935
                                                                 ========      ========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          COMMON STOCK      CAPITAL IN                TREASURY STOCK
                                       ------------------   EXCESS OF    RETAINED   -------------------
                                        SHARES     AMOUNT   PAR VALUE    EARNINGS    SHARES     AMOUNT
                                       ---------   ------   ----------   --------   --------   --------
Balance, January 29, 1993, as
  previously  reported...............  5,453,249   $5,453    $ 22,410    $ 72,761    901,055   $(13,958)
  Adjustment for poolings of
     interests.......................    439,057      439        (276)      3,251         --         --
                                       ---------   ------   ----------   --------   --------   --------
Balance, January 29, 1993, as
  restated...........................  5,892,306    5,892      22,134      76,012    901,055    (13,958)
  Net income.........................         --       --          --       6,524         --         --
  Cash dividends --
     $.16 per share..................         --       --          --        (724)        --         --
     Pooled company..................         --       --          --         (13)        --         --
  Issuance of treasury shares for EDI
     merger..........................   (374,998)    (375)     (5,434)         --   (374,998)     5,809
  Other acquisition..................         --       --      (1,557)      2,158   (101,368)     1,570
  Treasury shares issued under stock
     option plans....................         --       --          --         (18)    (6,123)        95
  Purchase and retirement of common
     shares..........................     (2,581)      (2)         (9)        (38)        --         --
                                       ---------   ------   ----------   --------   --------   --------
Balance, January 28, 1994............  5,514,727    5,515      15,134      83,901    418,566     (6,484)
  Net income.........................         --       --          --      11,485         --         --
  Cash dividends --
     $.22 per share..................         --       --          --      (1,290)        --         --
     Pooled company..................         --       --          --         (27)        --         --
  Treasury shares contributed to
     employee benefit plan...........         --       --         243          --    (16,597)       257
  Conversion of subordinated
     convertible debentures into
     common stock....................  1,081,146    1,081      21,670          --         --         --
  Stock dividend by pooled company...     26,101       26         207        (233)        --         --
  Treasury shares issued under stock
     option plans....................         --       --          --        (141)   (44,341)       687
  Purchase and retirement of common
     shares..........................     (8,217)      (8)        (35)       (170)        --         --
  Other acquisitions.................         --       --         434          --   (248,640)     3,852
                                       ---------   ------   ----------   --------   --------   --------
Balance, January 27, 1995............  6,613,757    6,614      37,653      93,525    108,988     (1,688)
  Net income.........................         --       --          --      16,050         --         --
  Cash dividends --
     $.30 per share..................         --       --          --      (1,971)        --         --
     Pooled company..................         --       --          --         (15)        --         --
  Stock dividend by pooled company...     28,710       29         260        (289)        --         --
  Shares issued under stock option
     plans...........................      6,657        6          74        (154)   (86,984)     1,347
  Purchase and retirement of common
     shares..........................    (19,642)     (20)       (146)       (354)        --         --
  Other acquisitions.................    168,980      169       2,712          --    (22,004)       341
                                       ---------   ------   ----------   --------   --------   --------
Balance, January 26, 1996............  6,798,462   $6,798    $ 40,553    $106,792         --   $     --
                                        ========   ======     =======    ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       FISCAL YEARS ENDED
                                                             ---------------------------------------
                                                             JANUARY 28,   JANUARY 27,   JANUARY 26,
                                                                1994          1995          1996
                                                             -----------   -----------   -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers..........................   $  718,603    $  861,732   $ 1,073,951
     Cash paid to suppliers and employees..................     (712,125)     (846,357)   (1,034,589)
     Interest received.....................................        2,001         2,323         3,454
     Interest paid.........................................       (5,134)       (4,825)       (7,273)
     Income taxes paid.....................................       (5,544)       (9,181)      (15,230)
                                                             -----------   -----------   -----------
       Net cash provided by (used in) operating
          activities.......................................       (2,199)        3,692        20,313
                                                             -----------   -----------   -----------
  Cash flows from investing activities:
     Capital expenditures..................................       (8,885)      (11,915)      (11,853)
     Proceeds from sale of property and equipment..........          709           743         1,228
     Business acquisitions, net of cash....................       (3,934)      (11,099)      (10,009)
                                                             -----------   -----------   -----------
       Net cash used in investing activities...............      (12,110)      (22,271)      (20,634)
                                                             -----------   -----------   -----------
  Cash flows from financing activities:
     Net borrowings under short-term debt arrangements.....       16,733        23,832         6,245
     Proceeds from issuance of long-term debt..............          580            --            --
     Principal payments on:
       Long-term notes.....................................       (2,918)       (1,266)       (4,150)
       Capital lease obligations...........................         (660)         (725)         (844)
     Proceeds from issuance of common shares under stock
       option plans........................................           77           546         1,273
     Purchase of common shares.............................          (49)         (213)         (520)
     Dividends paid........................................         (629)       (1,188)       (1,736)
                                                             -----------   -----------   -----------
       Net cash provided by financing activities...........       13,134        20,986           268
                                                             -----------   -----------   -----------
Net Increase (Decrease) in Cash and Cash Equivalents.......       (1,175)        2,407           (53)
Cash and Cash Equivalents, beginning of year...............        2,253         1,078         3,485
                                                             -----------   -----------   -----------
Cash and Cash Equivalents, end of year.....................   $    1,078    $    3,485   $     3,432
                                                               =========     =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HUGHES SUPPLY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY

     Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, pool equipment and supplies, water and sewer products, heating and air conditioning equipment and supplies, water systems and industrial pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies purchased and immaterial poolings are included from dates of acquisition. The Company's minority investment in affiliate is accounted for by the equity method.

FISCAL YEAR

     The Company's fiscal year ends on the last Friday in January. Fiscal years 1994, 1995 and 1996 each contained 52 weeks.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

     Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

     Buildings and equipment are depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

          Buildings and improvements...................................    5-40 years
          Transportation equipment.....................................     2-7 years
          Furniture, fixtures and equipment............................    3-10 years
          Property under capital leases................................   20-40 years

     Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

OTHER ASSETS

     The excess of cost over the fair value of net assets of purchased companies ($8,806 and $16,637 at January 27, 1995 and January 26, 1996, respectively, net of accumulated amortization) is being amortized by the straight-line method over 15 to 25 years.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the excess of cost over the fair value of net assets of purchased companies or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales when goods are received by customers.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

EARNINGS PER COMMON SHARE

     Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options. Fully diluted earnings per share assumes the conversion of 7% convertible subordinated debentures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.

DEFERRED EMPLOYEE BENEFITS

     The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- BUSINESS COMBINATIONS

     On August 1, 1995, the Company acquired all the common stock of Moore Electric Supply, Inc. ("Moore") in exchange for 316,000 shares of the Company's common stock. Moore is a wholesale distributor of electrical products with five outlets in North Carolina and South Carolina.

     On December 18, 1995, the Company acquired all the common stock of Florida Pipe & Supply Company ("FPS") in exchange for 178,000 shares of the Company's common stock. FPS is a wholesale distributor of industrial pipe, valves and fittings with one outlet in Florida.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Moore and FPS. Moore's and FPS's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

     Net sales and net income of the separate companies for the periods preceding the acquisitions were as follows:

                                                                          NET        NET
                                                                         SALES     INCOME
                                                                        --------   -------
    Six months ended July 31, 1995 (unaudited):
      Hughes, as previously reported..................................  $494,239   $ 6,681
      Moore...........................................................    32,297     1,023
                                                                        --------   -------
      Combined........................................................  $526,536   $ 7,704
                                                                        ========   =======
    Nine months ended October 31, 1995 (unaudited):
      Hughes, as previously reported..................................  $805,575   $11,732
      FPS.............................................................    14,762       520
                                                                        --------   -------
      Combined........................................................  $820,337   $12,252
                                                                        ========   =======
    Fiscal year ended January 27, 1995:
      Hughes, as previously reported..................................  $802,445   $10,328
      Moore...........................................................    54,115       423
      FPS.............................................................    18,899       734
                                                                        --------   -------
      Combined........................................................  $875,459   $11,485
                                                                        ========   =======
    Fiscal year ended January 28, 1994:
      Hughes, as previously reported..................................  $660,938   $ 6,286
      Moore...........................................................    54,854       358
      FPS.............................................................    19,166      (120)
                                                                        --------   -------
      Combined........................................................  $734,958   $ 6,524
                                                                        ========   =======

     During fiscal years 1994, 1995 and 1996, the Company acquired several wholesale distributors of materials to the construction industry that were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                       1995         1996
                                                                     --------     --------
    Land...........................................................  $ 13,415     $ 14,380
    Buildings and improvements.....................................    42,850       45,996
    Transportation equipment.......................................    19,930       20,265
    Furniture, fixtures and equipment..............................    21,045       24,129
    Property under capital leases..................................    10,794       10,551
                                                                     --------     --------
                                                                      108,034      115,321
    Less accumulated depreciation and amortization.................   (53,416)     (57,624)
                                                                     --------     --------
                                                                     $ 54,618     $ 57,697
                                                                     ========     ========

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                       1995         1996
                                                                     --------     --------
    Unsecured revolving bank notes under $160,000 credit agreement, payable June 30, 1998, fluctuating interest (6.3% to 6.4% at
      January 26, 1996)............................................  $ 61,025     $ 68,300
    Short-term instruments classified as long-term debt............    34,803       35,200
    Other notes payable............................................     6,950        2,252
    Capital lease obligations......................................     3,858        3,014
                                                                     --------     --------
                                                                      106,636      108,766
    Less current portion...........................................    (1,393)      (2,551)
                                                                     --------     --------
                                                                     $105,243     $106,215
                                                                     ========     ========

     On July 31, 1995, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement, as amended, now permits the Company to borrow up to $160,000 (subject to borrowing limitations under the agreement) -- $125,000 long-term, expiring June 30, 1998, and $35,000 line of credit convertible to a term note due two years from conversion date. The $35,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of
 .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

     Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .55 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $13,480 is available at January 26, 1996 for payment of dividends.

     The Company has a bank line of credit for short-term borrowing aggregating $6,000 (subject to borrowing limitations under the long-term debt covenants) under which $200 was outstanding at January 26, 1996. There were no amounts outstanding at January 27, 1995. The line provides for interest at market rates. The interest rate on short-term borrowings as of January 26, 1996 was 5.9%. In addition, the Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

outstanding commercial paper borrowings of $34,803 and $35,000 as of January 27, 1995 and January 26, 1996 was 6.0% and 5.9%, respectively.

     The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $34,803 and $35,200 of short-term borrowings at January 27, 1995 and January 26, 1996, respectively, have been classified as long-term debt.

     The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

     Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 26, 1996 and in the aggregate are as follows:

                               FISCAL YEARS ENDING
        ------------------------------------------------------------------
             1997.........................................................  $  1,694
             1998.........................................................       408
             1999.........................................................   103,615
             2000.........................................................        31
             2001.........................................................         4
             Later years..................................................        --
                                                                            --------
                                                                            $105,752
                                                                            ========

NOTE 5 -- INCOME TAXES

     The components of deferred tax assets and liabilities are as follows:

                                                                        1995        1996
                                                                       -------     -------
    Deferred tax assets:
      Allowance for doubtful accounts................................  $ 1,854     $ 1,809
      Inventories....................................................    2,866       1,757
      Capital leases.................................................      590         503
      Property and equipment.........................................      744       1,148
      Accrued vacation...............................................      667         911
      Deferred compensation..........................................      597         681
      Environmental clean-up costs...................................      216         268
      Operating leases...............................................       --         276
      Other accrued liabilities......................................    3,222       5,106
      Other..........................................................      310         389
                                                                       -------     -------
              Total deferred tax assets..............................   11,066      12,848
                                                                       -------     -------
    Deferred tax liabilities:
      Operating leases...............................................       42          --
      Intangible assets..............................................        8          21
                                                                       -------     -------
              Total deferred tax liabilities.........................       50          21
                                                                       -------     -------
    Net deferred tax asset...........................................  $11,016     $12,827
                                                                       =======     =======

     No valuation allowance has been provided for these deferred tax assets at January 27, 1995 and January 26, 1996 as full realization of these assets is expected.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The consolidated provision for income taxes consists of the following:

                                                                   FISCAL YEARS ENDED
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
    Currently payable:
      Federal..............................................  $4,567     $ 9,927     $11,091
      State................................................     645       1,635       1,679
                                                             ------     -------     -------
                                                              5,212      11,562      12,770
                                                             ------     -------     -------
    Deferred:
      Federal..............................................    (906)     (3,650)     (1,555)
      State................................................     205        (199)       (256)
                                                             ------     -------     -------
                                                               (701)     (3,849)     (1,811)
                                                             ------     -------     -------
                                                             $4,511     $ 7,713     $10,959
                                                             ======     =======     =======

     The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                                FISCAL YEARS ENDED
                                                  ----------------------------------------------
                                                      1994            1995             1996
                                                  -------------   -------------   --------------
                                                  AMOUNT    %     AMOUNT    %     AMOUNT     %
                                                  ------   ----   ------   ----   -------   ----
    Tax computed at statutory Federal rate......  $3,862   35.0   $6,719   35.0   $ 9,453   35.0
    Effect of:
      State income tax, net of Federal income
         tax benefit............................     552    5.0      933    4.9       925    3.4
      Nondeductible purchase adjustments........      24     .2       38     .2        43     .2
      Nondeductible expenses....................     117    1.1      330    1.7       396    1.5
      Other, net................................     (44)   (.4)    (307)  (1.6)      142     .5
                                                  ------   ----   ------   ----   -------   ----
    Income tax expense..........................  $4,511   40.9   $7,713   40.2   $10,959   40.6
                                                  ======   ====   ======   ====   =======   ====

NOTE 6 -- EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLANS

     The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

     The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 27, 1995 and January 26, 1996, the plan owned approximately 172,000 and 184,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

     Amounts charged to expense for these and other similar plans during the fiscal years ended in 1994, 1995 and 1996 were $1,000, $1,157 and $1,710, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

BONUS PLANS

     The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $533, $935 and $1,354 for the fiscal years ended in 1994, 1995 and 1996, respectively.

STOCK OPTION PLANS

     The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, and sales employees, and, with respect to 135,000 shares, to non-employee directors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

     The employee plan also permits the granting of stock appreciation rights
(SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 26, 1996.

     A summary of option transactions during each of the three fiscal years in the period ended January 26, 1996 is shown below:

                                                                NUMBER OF     OPTION PRICE
                                                                 SHARES           RANGE
                                                                ---------     -------------
    Under option, January 29, 1993
      (253,442 shares exercisable)............................   406,442      $12.00 - $17.63
       Granted................................................    12,000             $16.25
       Exercised..............................................    (6,023)     $12.25 - $12.87
       Cancelled..............................................   (12,835)     $12.00 - $12.63
                                                                ---------
    Under option, January 28, 1994
      (297,584 shares exercisable)............................   399,584      $12.25 - $17.63
       Granted................................................   115,000      $18.13 - $25.37
       Exercised..............................................   (44,241)     $12.25 - $12.63
                                                                ---------
    Under option, January 27, 1995
      (339,343 shares exercisable)............................   470,343      $12.25 - $25.37
       Granted................................................    15,000             $19.25
       Exercised..............................................   (93,541)     $12.25 - $20.25
       Cancelled..............................................    (1,861)     $12.25 - $12.63
                                                                ---------
    Under option, January 26, 1996
      (329,941 shares exercisable)............................   389,941      $12.25 - $25.37
                                                                ========

     There were 640,658 and 627,519 shares available for the granting of options at January 27, 1995 and January 26, 1996, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STOCK-BASED COMPENSATION

     The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $166, $390 and $238 in fiscal years ended 1994, 1995 and 1996, respectively.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,165 for fiscal years ended 1994 and 1995 and $1,149 in fiscal year ended 1996. Property under capital leases is included in the consolidated balance sheets as follows:

                                                                      1995          1996
                                                                     -------       -------
    Property under capital leases (consisting of land and
      buildings)...................................................  $10,794       $10,551
    Accumulated amortization.......................................   (8,458)       (8,840)
                                                                     -------       -------
                                                                     $ 2,336       $ 1,711
                                                                     =======       =======

     In addition, rents under operating leases paid to this related corporation were $396, $400 and $358 in 1994, 1995 and 1996, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 26, 1996, are as follows:

                                                                     CAPITAL       OPERATING
                          FISCAL YEARS ENDING                        LEASES         LEASES
    ---------------------------------------------------------------  -------       ---------
         1997......................................................  $ 1,141        $ 9,122
         1998......................................................    1,141          8,238
         1999......................................................      558          6,540
         2000......................................................      360          4,755
         2001......................................................      325          3,201
         Later years...............................................      258          5,221
                                                                     -------       ---------
    Total minimum lease payments...................................    3,783        $37,077
                                                                                    =======
    Less amount representing interest..............................     (769)
                                                                     -------
    Present value of net minimum lease payments....................    3,014
    Less current portion...........................................     (857)
                                                                     -------
                                                                     $ 2,157
                                                                      ======

     Lease-related expenses are as follows:

                                                                       FISCAL YEARS ENDED
                                                                  -----------------------------
                                                                   1994       1995       1996
                                                                  ------     ------     -------
Capital lease amortization......................................  $  594     $  594     $   584
Capital lease interest expense..................................     505        440         364
Operating lease rentals (excluding month-to-month rents)........   6,397      7,412      12,090

GUARANTEES OF AFFILIATE DEBT

     A wholly-owned subsidiary of the Company owns a 20% interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's sale of its manufacturing operations in 1990. As partial consideration for the sale, the Company received $2,750 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

     In connection with the investment in Accord, the Company guaranteed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $1,100 as of January 26, 1996.

LEGAL MATTERS

     The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

NOTE 8 -- CAPITAL STOCK

COMMON STOCK

     On May 24, 1994, the shareholders approved an amendment to the articles of incorporation of the Company increasing the number of authorized shares of common stock to 20,000,000 shares, $1.00 par value per share.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     On March 8, 1994, the Company issued a call for redemption of its outstanding 7% convertible subordinated debentures to take place on April 7, 1994. Of the $22,960 debentures outstanding at January 28, 1994, $22,889, or 99.7%, were converted into the Company's common stock at $21.17 per share or
47.2 common shares for each $1 face amount of debentures. This conversion resulted in the issuance of 1,081,146 common shares.

PREFERRED STOCK

     The Company's Board of Directors established Series A Junior Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $100 per share plus any accrued and unpaid dividend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

     The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless sooner terminated in accordance with the rights plan.

NOTE 9 -- CONCENTRATION OF CREDIT RISK

     The Company sells its products in the major areas of construction markets in certain states of the eastern half of the United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 -- SUPPLEMENTAL CASH FLOWS INFORMATION

     The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                                  FISCAL YEARS ENDED
                                                            -------------------------------
                                                              1994       1995        1996
                                                            --------   --------     -------
    Net income............................................  $  6,524   $ 11,485     $16,050
      Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
         Depreciation.....................................     7,038      8,217       8,669
         Amortization.....................................       762        839       1,916
         Provision for doubtful accounts..................     1,938      1,381       1,849
         Gain on sale of property and equipment...........      (270)      (294)       (621)
         Undistributed (earnings) losses of affiliate.....      (171)      (139)        115
         Treasury shares contributed to employee benefit
           plan...........................................        --        500          --
         Changes in assets and liabilities, net of effects
           of business acquisitions:
           (Increase) decrease in --
              Accounts receivable.........................   (16,894)   (13,819)     (8,872)
              Inventories.................................    (4,688)   (16,539)      1,129
              Other current assets........................       (81)      (835)     (1,119)
              Other assets................................       178       (262)     (1,063)
           Increase (decrease) in --
              Accounts payable and accrued expenses.......     4,399     13,770       6,095
              Accrued interest and income taxes...........      (487)     2,840      (2,249)
              Other noncurrent liabilities................       178        397         225
           Increase in deferred income taxes..............      (625)    (3,849)     (1,811)
                                                            --------   --------     -------
    Net cash provided by (used in) operating activities...  $ (2,199)  $  3,692     $20,313
                                                            ========   ========     =======

NONCASH INVESTING AND FINANCING ACTIVITIES

     The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                                  FISCAL YEARS ENDED
                                                            -------------------------------
                                                              1994       1995        1996
                                                            --------   --------     -------
    Fair value of:
      Assets acquired.....................................  $  8,421   $ 28,396     $22,600
      Liabilities assumed.................................    (4,487)    (7,269)     (9,369)
                                                            --------   --------     -------
    Purchase price........................................  $  3,934   $ 21,127     $13,231
                                                            ========   ========     =======

     Consideration in fiscal 1995 included 249,000 shares of common stock (fair value $4,286), a note for $1,525 and amounts payable of $4,217. Consideration in fiscal 1996 included 191,000 shares of common stock (fair value $3,222).

     Additional common stock was issued in fiscal year 1995 upon the conversion of $22,889 convertible subordinated debentures.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11 -- SUBSEQUENT EVENT (UNAUDITED)


     On March 27, 1996, the Company entered into an asset purchase agreement to acquire substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries and to assume certain of their liabilities. The aggregate consideration to be paid is approximately $99.5 million, consisting of cash in the amount of $44.4 million, the issuance of a subordinated note to the sellers in the principal amount of $30 million, the issuance of 669,956 shares of common stock and the assumption of bank debt of $6.5 million.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors of PVF Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of PVF Holdings, Inc. and subsidiaries as of June 30, 1994 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PVF Holdings, Inc. and subsidiaries as of June 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
September 25, 1995 (October 25, 1995 and

May 13, 1996 as to Note 9)

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                  JUNE 30,
                                                          -------------------------    MARCH 31,
                                                             1994          1995           1996
                                                          -----------   -----------   ------------
                                                                                      (UNAUDITED)
                                         ASSETS (NOTE 4)
CURRENT ASSETS:
  Cash..................................................  $   197,118   $   183,182   $    655,780
  Accounts receivable, less allowance for doubtful
     accounts of $75,000 (June 30, 1994), $110,000 (June
     30, 1995) and $120,000 (March 31, 1996)............    8,590,232    12,346,105     12,474,805
  Inventories...........................................   23,006,950    37,487,362     41,237,537
  Prepaid expenses......................................       33,457        21,020         42,884
  Deferred income taxes (Note 5)........................      231,468       576,000        712,000
                                                          -----------   -----------   ------------
          Total current assets..........................   32,059,225    50,613,669     55,123,006
PROPERTY, PLANT AND EQUIPMENT -- NET (Note 2)...........    1,426,187     1,278,274      1,238,845
INVESTMENT IN AND LOANS TO AFFILIATE (Note 3)...........      183,740       636,108        708,328
GOODWILL, NET...........................................      530,400       494,560        467,669
OTHER ASSETS............................................      163,189       121,244         80,203
                                                          -----------   -----------   ------------
          TOTAL.........................................  $34,362,741   $53,143,855   $ 57,618,051
                                                           ==========    ==========     ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving line of credit -- bank (Note 4).............  $ 6,738,000   $ 3,583,000   $         --
  Accounts payable......................................    8,191,188    10,852,719      9,362,311
  Accrued management fees (Note 3)......................      265,466     1,866,118      1,061,240
  Other accrued expenses (Note 3).......................      745,836     1,887,870      2,147,902
  Income taxes payable..................................       82,269     2,456,746        965,605
  Current portion of long-term debt (Note 4)............    3,193,549     1,058,540      1,063,556
  Current portion of subordinated debt (Note 4).........      175,000            --             --
                                                          -----------   -----------   ------------
          Total current liabilities.....................   19,391,308    21,704,993     14,600,614
LONG-TERM DEBT (Note 4).................................      462,660     6,719,230      6,187,432
SUBORDINATED DEBT (Notes 3 and 4).......................      700,000       700,000        700,000
COMMITMENTS (Note 6)
STOCKHOLDER'S EQUITY (Notes 4 and 8):
  Series A preferred stock; nonvoting and cumulative;
     par value $1 per share; 9,500 shares authorized,
     issued and outstanding.............................        9,500         9,500          9,500
  Series B preferred stock; nonvoting, cumulative and
     convertible; par value $1 per share; 310 shares
     authorized; 310 (June 30, 1994 and 1995) and -0-
     (March 31, 1996) shares issued and outstanding.....          310           310             --
  Common Stock; par value $.01 per share; 100,000 shares
     authorized; 19,000 (June 30, 1994 and 1995) and
     50,000 (March 31, 1996) shares issued and
     outstanding........................................          190           190            500
  Additional paid-in-capital............................    2,021,000     2,021,000      2,021,000
  Retained earnings.....................................   12,013,447    21,988,632     34,099,005
  Unearned compensation relating to stock award.........     (235,674)           --             --
                                                          -----------   -----------   ------------
          Total stockholders' equity....................   13,808,773    24,019,632     36,130,005
                                                          -----------   -----------   ------------
          TOTAL.........................................  $34,362,741   $53,143,855   $ 57,618,051
                                                           ==========    ==========     ==========


                See notes to consolidated financial statements.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                NINE MONTHS ENDED
                                            YEAR ENDED JUNE 30,                     MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
NET SALES.......................  $48,297,228   $60,930,776   $92,790,481   $66,099,307   $85,941,743
                                  -----------   -----------   -----------   -----------   -----------
COSTS AND EXPENSES:
  Cost of goods sold............   37,105,439    46,211,087    60,423,904    45,207,008    54,709,408
  Operating expenses (Notes 3,
     6, 7 and 8)................    8,514,457     9,878,622    14,339,683     9,804,801    10,692,034
  Interest expense (Note 3).....      730,858       830,638       997,709       779,374       628,928
                                  -----------   -----------   -----------   -----------   -----------
          Total costs and
            expenses............   46,350,754    56,920,347    75,761,296    55,791,183    66,030,370
                                  -----------   -----------   -----------   -----------   -----------
INCOME BEFORE INCOME TAXES......    1,946,474     4,010,429    17,029,185    10,308,124    19,911,373
INCOME TAXES (Note 5)...........      706,000     1,419,000     7,054,000     4,075,000     7,801,000
                                  -----------   -----------   -----------   -----------   -----------
NET INCOME......................  $ 1,240,474   $ 2,591,429   $ 9,975,185   $ 6,233,124   $12,110,373
                                   ==========    ==========    ==========    ==========    ==========


                See notes to consolidated financial statements.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                         SERIES A          SERIES B                                                      UNEARNED
                      PREFERRED STOCK   PREFERRED STOCK    COMMON STOCK     ADDITIONAL                 COMPENSATION
                      ---------------   ---------------   ---------------    PAID-IN      RETAINED     RELATING TO
                      SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL      EARNINGS     STOCK AWARD       TOTAL
                      ------   ------   ------   ------   ------   ------   ----------   -----------   ------------   -----------
BALANCE, JULY 1,
  1992..............  9,500    $9,500     310    $ 310    19,000    $190    $2,021,000   $ 8,181,544    $ (471,567)   $ 9,740,977
  Net income........                                                                       1,240,474                    1,240,474
  Amortization of
     shares vested
     under stock
     award (Note
     8).............                                                                                       117,923        117,923
                      ------   ------   ------   ------   ------   ------   ----------   -----------   ------------   -----------
BALANCE, JUNE 30,
  1993..............  9,500     9,500     310      310    19,000     190     2,021,000     9,422,018      (353,644)    11,099,374
  Net income........                                                                       2,591,429                    2,591,429
  Amortization of
     shares vested
     under stock
     award (Note
     8).............                                                                                       117,970        117,970
                      ------   ------   ------   ------   ------   ------   ----------   -----------   ------------   -----------
BALANCE, JUNE 30,
  1994..............  9,500     9,500     310      310    19,000     190     2,021,000    12,013,447      (235,674)    13,808,773
  Net income........                                                                       9,975,185                    9,975,185
  Amortization of
     shares vested
     under stock
     award (Note
     8).............                                                                                       235,674        235,674
                      ------   ------   ------   ------   ------   ------   ----------   -----------   ------------   -----------
BALANCE, JUNE 30,
  1995..............  9,500     9,500     310      310    19,000     190     2,021,000    21,988,632            --     24,019,632
  Conversion of
     Series B
     preferred stock
     into common
     stock (Note
     8).............                     (310)    (310 )  31,000     310
  Net income
     (unaudited)....                                                                      12,110,373                   12,110,373
                      ------   ------   ------   ------   ------   ------   ----------   -----------   ------------   -----------
BALANCE, MARCH 31,
  1996
  (unaudited).......  9,500    $9,500      --    $  --    50,000    $500    $2,021,000   $34,099,005    $       --    $36,130,005
                      =====    ======   =====    ======   ======   ======    =========    ==========    ==========     ==========


                See notes to consolidated financial statements.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                     NINE MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                      MARCH 31,
                                                      ----------------------------------------   --------------------------
                                                         1993          1994           1995           1995          1996
                                                      -----------   -----------   ------------   ------------   -----------
                                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
  Net income........................................  $ 1,240,474   $ 2,591,429   $  9,975,185   $  6,233,124   $12,110,373
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation....................................      332,387       385,457        414,770        334,800       280,142
    Amortization....................................      259,684       148,459         98,512        162,254        47,743
    Compensation expense relating to stock award and
      performance stock plan........................      117,923       117,970        418,916        345,380       277,000
    Provision for losses on accounts receivable.....       59,119        73,228         97,630         63,812        18,935
    Equity in net income of affiliate...............                                  (104,143)       (21,486)      (72,220)
    (Gain) loss on disposal of fixed
      assets........................................                                    (8,478)            --         1,377
    Changes in assets and liabilities provided
      (used) cash:
    Accounts receivable.............................   (1,624,606)   (2,425,405)    (3,853,503)    (4,249,904)     (147,634)
    Inventories.....................................   (5,734,882)   (1,385,973)   (14,480,412)   (11,507,392)   (3,750,175)
    Prepaid expenses................................      (12,232)       29,695         12,437         (7,839)      (21,864)
    Deferred income taxes...........................      (75,000)        1,000       (344,532)      (285,532)     (136,000)
    Accounts payable and accrued expenses...........    2,131,773     1,124,603      5,220,975      4,293,180    (2,312,255)
    Income taxes payable............................        7,084        73,282      2,374,477      1,915,097    (1,491,141)
    Other...........................................      (18,271)      (11,856)       (20,727)      (102,902)       20,189
                                                      -----------   -----------   ------------   ------------   -----------
    Net cash provided by (used in) operating
      activities....................................   (3,316,547)      721,889       (198,893)    (2,827,408)    4,824,470
                                                      -----------   -----------   ------------   ------------   -----------
INVESTING ACTIVITIES:
  Capital expenditures..............................     (596,967)     (165,801)      (271,779)      (266,028)     (242,090)
  Investment in and loans to affiliates.............                   (183,740)      (348,225)      (348,226)           --
  Proceeds from the sale of fixed assets............                                    13,400             --            --
                                                      -----------   -----------   ------------   ------------   -----------
    Net cash used in investing activities...........     (596,967)     (349,541)      (606,604)      (614,254)     (242,090)
                                                      -----------   -----------   ------------   ------------   -----------
FINANCING ACTIVITIES:
  Net borrowings (payments) under line of credit....    4,934,000       772,000     (3,155,000)      (738,523)   (3,583,000)
  Proceeds from issuance of long-term debt..........       28,412                    7,500,000      7,500,000       149,353
  Payments on long-term debt........................   (1,270,393)   (1,187,364)    (3,553,439)    (3,321,287)     (676,135)
                                                      -----------   -----------   ------------   ------------   -----------
    Net cash provided by (used in) financing
      activities....................................    3,692,019      (415,364)       791,561      3,440,190    (4,109,782)
                                                      -----------   -----------   ------------   ------------   -----------
NET INCREASE (DECREASE) IN CASH.....................     (221,495)      (43,016)       (13,936)        (1,472)      472,598
CASH, BEGINNING OF PERIOD...........................      461,629       240,134        197,118        197,118       183,182
                                                      -----------   -----------   ------------   ------------   -----------
CASH, END OF PERIOD.................................  $   240,134   $   197,118   $    183,182   $    195,646   $   655,780
                                                       ==========    ==========    ===========    ===========    ==========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid for:
    Interest........................................  $   782,082   $   882,922   $    967,059   $    685,286   $   696,285
                                                       ==========    ==========    ===========    ===========    ==========
    Income taxes....................................  $   828,735   $ 1,346,059   $  5,113,069   $  2,429,866   $ 9,007,144
                                                       ==========    ==========    ===========    ===========    ==========


                See notes to consolidated financial statements.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     a. Principles of Consolidation -- The consolidated financial statements include the accounts of PVF Holdings, Inc. ("PVF"), Southwest Stainless, Inc. ("SWS"), Coastline Products, Inc. ("Coastline"), Houston Products and Machine ("HPM"), and Multalloy, Inc., ("Multalloy") (hereinafter collectively referred to as the "Company"). The Company's investment in C. F. Fluid Controls Inc. ("C.F. Fluid") a 50% owned unconsolidated investee, is accounted for on the equity method (see Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation.

     b. Description of the Company -- PVF was incorporated in Delaware on November 30, 1989. At that time, it issued 19,000 shares of common stock, 9,500 shares of Series A preferred stock and 310 shares of Series B convertible preferred stock for all of the similar shares of SWS, of which Coastline was a wholly-owned subsidiary, in a non-taxable exchange. SWS and Coastline were surviving companies from a purchase acquisition in 1988. In 1992, the Company acquired the assets of HPM and, in 1994, it incorporated its Multalloy division.

     The Company is a wholesale distributor, selling to customers located primarily in the Southeastern and Southwestern United States, of stainless and special-alloy pipe, valves and accessories for use primarily in the chemical, paper and textile industries. Effective June 30, 1992, Jemison industries, Inc. ("Industries"), a majority-owned subsidiary of Jemison Investment Co., Inc. ("Investment"), transferred its interest in PVF to Investment. The stockholders of the Company at June 30, 1995 include, among others, Investment, which is a 49% shareholder, and certain management members and shareholders of Investment and Industries. As of July 1, 1995, Investment increased its ownership of the Company to 80.5% by converting all of its Series B preferred stock (see Note 8).

     c. Inventories -- Inventories, which consist of purchased materials, are valued at average cost (using the weighted average method) and are stated at the lower of cost or market.

     d. Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

     e. Goodwill -- Goodwill is being amortized on a straight-line basis primarily over 40 years. Accumulated amortization of goodwill was $179,000 and $215,000 at June 30, 1994 and 1995, respectively.

     f. Income Taxes -- Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 requires that deferred income taxes be determined under an asset and liability method. Under this method, deferred tax assets and liabilities are based on the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. Previously, deferred income taxes were determined under Accounting Principles Board Opinion No. 11, Accounting for Income Taxes ("APB No. 11"). Under APB No. 11, deferred income taxes were based on the historical tax effects of timing differences between book and taxable income. The impact of adopting SFAS No. 109 was immaterial to the Company's consolidated financial statements. Deferred income taxes are provided for temporary differences between financial and tax reporting, primarily attributable to capitalization of inventory costs under uniform capitalization regulations.


     g. Interim Period Presentation -- The unaudited consolidated financial statements for the nine months ended March 31, 1995 and 1996 have been prepared on a basis substantially consistent with that of the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results of operations and cash flows. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of results that may be expected for the year ending June 30, 1996.


     h. Reclassifications -- Certain reclassifications have been made to the 1994 balance sheet amounts to conform to the 1995 presentation.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

     i. New Accounting Standards Not Yet Adopted -- In December 1991, SFAS No. 107, Disclosures About Fair Value of Financial Instruments was issued by the Financial Accounting Standards Board ("FASB"). In October 1994, SFAS No. 107 was amended by SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. SFAS Nos. 107 and 119 require various disclosures relating to nonderivative financial instruments and derivative financial instruments. These statements are effective for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets. The adoption of these statements will impact the Company's financial statements only in terms of increased disclosures regarding the affected instruments.

     The FASB has also issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for fiscal years beginning after December 15, 1995. Management believes there would be no impact on the Company's consolidated financial statements if this Statement were adopted currently.

2. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                             JUNE 30,
                                                     -------------------------     MARCH 31,
                                                        1994           1995           1996
                                                     ----------     ----------     ----------
                                                                                   (UNAUDITED)
    Land and buildings.............................  $  278,040     $  278,040     $  278,040
    Furniture and fixtures.........................     149,918        167,610        175,360
    Machinery and equipment........................   1,720,451      1,914,347      2,019,152
    Transportation equipment.......................     203,055        210,985        209,937
    Leasehold improvements.........................     110,180        136,260        154,431
                                                     ----------     ----------     ----------
                                                      2,461,644      2,707,242      2,836,920
    Less accumulated depreciation and
      amortization.................................   1,035,457      1,428,968      1,598,075
                                                     ----------     ----------     ----------
              Total................................  $1,426,187     $1,278,274     $1,238,845
                                                      =========      =========      =========


3. RELATED PARTY TRANSACTIONS

     The Company owes $700,000 to Investment, which until November 3, 1994 was guaranteeing certain of the Company's other debt. Interest of $70,000 was incurred on this obligation in 1993, 1994 and 1995. In exchange for these guarantees and certain management services, the Company paid Investment an annual consultant and guarantee fee based upon 5% of the Company's adjusted pre-tax income. For the years ended June 30, 1993, 1994 and 1995, the Company incurred approximately $160,000, $265,000 and $1,866,000, respectively, of these fees, including in 1995 a special management fee of $900,000.

     The Company leases certain branch facilities from related parties consisting of its President, the Chairman of Investment and Investment. Related party rents of approximately $266,000, $370,000 and $384,000 were incurred in 1993, 1994 and 1995, respectively.

     At June 30, 1995, the Company has $348,000 in notes receivable from C. F. Fluid plus $20,000 accrued interest on these notes. During 1995, the Company purchased inventory from C.F. Fluid totaling $634,000, and as of June 30, 1995 had related accounts payable of $200,000.

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT

     The Company's long-term debt consists of:


                                                             JUNE 30,
                                                     -------------------------     MARCH 31,
                                                        1994           1995           1996
                                                     ----------     ----------     ----------
                                                                                   (UNAUDITED)
    Note payable to bank, refinanced in 1995 to
      include additional borrowings, bearing
      interest at prime (9% at June 30, 1995) due
      in quarterly principal installments of
      $187,500 through October 1, 1999 and a final
      payment of $3,750,000 due January 1, 2000....  $2,873,864     $7,125,000     $6,562,500
    Two notes payable to former owners of
      Coastline, due in annual installments of
      $100,650 (including 14% interest) through
      November 30, 1998............................     345,538        293,264        233,672
    Note payable to Investment in monthly
      installments of $2,492 (including 11.5%
      interest) through December 1, 1999...........     121,476        104,673         95,733
    Dividends payable to stockholders,
      due June 30, 1996............................     210,107        210,107        210,107
    Other..........................................     105,224         44,726        148,976
                                                     ----------     ----------     ----------
                                                      3,656,209      7,777,770      7,250,988
    Less current portion...........................   3,193,549      1,058,540      1,063,556
                                                     ----------     ----------     ----------
              Total................................  $  462,660     $6,719,230     $6,187,432
                                                      =========      =========      =========


     The short-term revolving line of credit (under which the Company may borrow up to $10,000,000 as of June 30, 1995, with interest payable at the prime rate) and long-term note payable agreements with the bank contain various restrictive covenants which among others, require the Company to maintain a net working capital of not less than $8,000,000, a tangible net worth of not less than $10,000,000, and a debt-to-equity ratio of not more than 1.5:1. The Company must also maintain a current ratio of not less than 1.5:1 and no dividends in excess of 10% of the prior fiscal year's net income may be paid. The Company is also limited on acquisitions of capital assets and its incurrence of additional debt. At June 30, 1994, the Company was in violation of certain of these covenants and, accordingly, $2,173,864 of long-term obligations were classified as current liabilities in the accompanying 1994 consolidated balance sheet. The Company was in compliance with these covenants as of June 30, 1995.

     Substantially all of the Company's assets are pledged as collateral on this indebtedness.

     At June 30, 1995, the future maturities of long-term debt were as follows:

        1996.............................................................  $1,058,540
        1997.............................................................     863,804
        1998.............................................................     851,132
        1999.............................................................     864,848
        2000.............................................................   4,139,446
                                                                           ----------
                  Total..................................................  $7,777,770
                                                                            =========

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

  Subordinated Debt

     The Company is obligated under an unsecured $700,000 note payable to Investment, with 10% interest payable quarterly. The entire principal amount is due on January 1, 2009. At June 30, 1994 the Company was also obligated under 8% notes payable to former stockholders totaling $175,000 which matured in December 1994.

     All principal payments relating to these notes are subordinate to the bank debt.

5. INCOME TAXES

     Provision (benefit) for income taxes consist of:

                                                            1993        1994         1995
                                                          --------   ----------   ----------
    Current:
      Federal...........................................  $726,000   $1,338,000   $6,684,532
      State.............................................    55,000       80,000      714,000
                                                          --------   ----------   ----------
                                                           781,000    1,418,000    7,398,532
                                                          --------   ----------   ----------
    Deferred:
      Federal...........................................   (70,000)       1,000     (321,532)
      State.............................................    (5,000)          --      (23,000)
                                                          --------   ----------   ----------
                                                           (75,000)       1,000     (344,532)
                                                          --------   ----------   ----------
                                                          $706,000   $1,419,000   $7,054,000
                                                          ========    =========    =========

     Provision (benefit) for income taxes differ from the amounts computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                                            1993        1994         1995
                                                          --------   ----------   ----------
    Federal income tax at statutory rate................  $681,000   $1,404,000   $6,471,000
    Effect of graduated rates...........................   (19,000)     (40,000)    (171,000)
    State income taxes, net of federal taxes............    32,000       53,000      449,000
    Nondeductible expenses..............................    35,000       24,000       66,000
    Other...............................................   (23,000)     (22,000)     239,000
                                                          --------   ----------   ----------
                                                          $706,000   $1,419,000   $7,054,000
                                                          ========    =========    =========

                      PVF HOLDINGS, INC. AND SUBSIDIARIES

     The approximate tax effects of temporary differences that give rise to the deferred tax assets and liabilities at June 30, 1994 and 1995 are as follows:

                                                                         1994       1995
                                                                       --------   --------
    Deferred tax assets:
      Inventory valuation............................................  $356,000   $581,000
      Performance stock plan expense.................................        --     70,000
      Provision for bad debts........................................    27,000     42,000
      Other..........................................................    16,468     29,000
                                                                       --------   --------
      Gross deferred tax assets......................................   399,468    722,000
                                                                       --------   --------
    Deferred tax liabilities:
      Depreciation...................................................    97,000    106,000
      Compensation expense related to stock award....................    65,000         --
      Other..........................................................     6,000     40,000
                                                                       --------   --------
      Gross deferred tax liabilities.................................   168,000    146,000
                                                                       --------   --------
      Net deferred tax asset.........................................  $231,468   $576,000
                                                                       ========   ========

6. LEASE ARRANGEMENTS

     The Company leases its branch facilities and offices under operating lease agreements. Several leases provide for multiple renewal options covering periods of up to nine years.

     In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases.

     Minimum lease commitments at June 30, 1995 for all noncancelable operating leases, excluding renewal periods, are as follows:

          1996...........................................................  $288,000
          1997...........................................................   201,000
          1998...........................................................    66,000
          1999...........................................................    55,000
          2000...........................................................    27,000
                                                                           --------
                    Total................................................  $637,000
                                                                           ========

     Total rent expense was $557,000 (1993), $670,000 (1994) and $821,000
(1995).

7. EMPLOYEE BENEFIT PROGRAMS

     401(k) Plan

     The Company has elected to participate in the Jemison Multi-Company 401(k) Plan (the "Plan"). Under the Plan, the Company has the option to contribute up to 6% of a participant's earnings. Contributions by the Company for the years ended June 30, 1993, 1994, and 1995 totaled $216,000, $250,000 and $288,000, respectively.

     Performance Stock Plan


     Effective July 1, 1994 the Company established the PVF Holdings, Inc. Performance Stock Plan under which certain designated employees are granted performance shares to provide long-term incentives. The performance shares are valued based on the greater of the Company's common stock book value (or sale price

                      PVF HOLDINGS, INC. AND SUBSIDIARIES
in the event of a change in control as defined) per share or six times the average of the previous five years' net income per share. Participants vest 50% upon seven years of employment and continue to vest 10% annually, becoming fully vested at twelve years of employment or upon a change of control. Participants are paid their vested balance upon termination of employment; however, if the award exceeds $50,000 the Company may elect to pay $50,000 upon termination and the balance in annual or quarterly installments, plus interest of 7% per annum. Compensation expense related to this plan is recognized over the vesting period and was $183,000 for the year ended June 30, 1995 and $277,000 (unaudited) for the nine-months ended March 31, 1996.


8. CAPITAL STOCK

     The Company has three types of preferred stock authorized at June 30, 1995:

          (a) Series A preferred stock has a dividend rate of $16 per share per year as declared by the board of directors, a liquidation preference of $200 per share ($1,900,000 total) held plus any unpaid accumulated dividends whether or not declared, and is redeemable at the option of the Company for the liquidation preference. Dividend arrearages were $848,667
     (1995) and $696,667 (1994).

          (b) Series B preferred stock has a dividend rate of $18 per share per year as declared by the board of directors, a liquidation preference of $300 per share ($93,000 total) held plus any unpaid accumulated dividends (whether or not declared) but subject to the preferential rights of holders of Series A preferred stock, and is redeemable at the option of the Company for the liquidation preference. Dividend arrearages were $31,155 (1995) and $25,575 (1994). Effective July 1, 1995, the Series B preferred stock was converted into 31,000 shares of the Company's common stock.

          (c) Other preferred stock, par $1.00, 10,190 shares authorized (none of which have been issued), which the Board of Directors of the Company has the authority to divide into series and to fix and determine the relative rights and preferences of any series so established.

     Pursuant to a stock restriction agreement, unless a shareholder obtains written consent from Investment to sell his or her stock, Investment has first option to purchase any or all of the preferred or common shares offered.

     Stock Award

     In December 1991, the Company issued 5,000 shares of common stock to a key officer of the Company to satisfy a deferred compensation liability of approximately $152,000 and to provide the officer additional compensation for past and future services. Compensation expense related to this stock award was recognized in accordance with the vesting schedule specified in the agreement, which was 40% vested at June 30, 1992 (including the deferred compensation amount) with an additional 15% vesting occurring annually through June 30, 1996. In connection with the adoption of the Performance Stock Plan (see Note 7), the key officer was deemed 100% vested as of August 15, 1994 and the remaining unearned portion ($235,674) was charged to operations in 1995. Related compensation expense of approximately $118,000 was charged to operations in 1993 and 1994.

9. SUBSEQUENT EVENTS

     On October 25, 1995, the Company renewed its bank line of credit to provide for maximum borrowings of $12 million.


     On May 13, 1996, the Company sold substantially all of its assets, properties and business and conveyed certain of its liabilities to Hughes Supply, Inc. ("Hughes"). The aggregate consideration received was approximately $99.5 million, consisting of cash of $44.4 million, the issuance by Hughes of a $30.0 million subordinated note and 669,956 shares of its common stock, and the assumption by Hughes of $6.5 million of the Company's bank debt.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................    9
Capitalization........................    9
Price Range of Common Stock and
  Dividends...........................   10
Selected Unaudited Pro Forma
  Consolidated Financial Data.........   11
Selected Consolidated Financial and
  Operating Data......................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   21
Management............................   30
Principal and Selling Shareholders....   32
Description of Capital Stock..........   33
Description of Notes..................   35
Underwriting..........................   36
Legal Matters.........................   37
Experts...............................   37
Available Information.................   37
Incorporation of Certain Documents by
  Reference...........................   38
Index to Consolidated Financial
  Statements..........................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,104,926 SHARES


                           [HUGHES SUPPLY, INC. LOGO]

                                  COMMON STOCK
                                  ------------
                                   PROSPECTUS

                                           , 1996
                                  ------------
                               SMITH BARNEY INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     It is estimated that the Company will incur the following expenses in connection with the offering of the securities being registered:

SEC registration fee..............................................................  $ 22,295
NYSE additional listing fee.......................................................    29,500
NASD filing fee...................................................................     6,936
Accounting fees and expenses......................................................    80,000
Legal fees and expenses...........................................................    50,000
Blue sky fees and expenses........................................................     6,000
Printing and engraving expenses...................................................   165,000
Miscellaneous expenses............................................................    65,269
                                                                                    --------
          Total...................................................................  $425,000
                                                                                    ========

     The foregoing items, except for the SEC registration fee, the NYSE additional listing fee, the NASD filing fee and blue sky fees and expenses, are estimated. The Company has agreed to bear all expenses (other than underwriting discounts and commissions) in connection with the registration and sale of the shares of Common Stock.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, the Company as a Florida corporation to indemnify a director, officer, employee, or agent of the Company, or any person serving at the request of the Company in any such capacity with respect to another entity against certain expenses and liabilities incurred as a party to any proceeding brought against such person by reason of the fact that such person is or was a director, officer, employee, or agent of the Company or is or was serving in such capacity with respect to another entity at the request of the Company. With respect to actions, other than in the right of the Company, such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     With respect to any action threatened, pending or completed in the right of the Company to procure a judgment in its favor against any such person, the Company may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duties to the Company unless the Court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Section 607.0850 also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of the Company or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by the Company shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

          (a) By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

          (c) By independent legal counsel selected by the Board of Directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or if a quorum of the directors cannot be obtained for paragraph (a) or the committee cannot be designated under paragraph (b) selected by a majority vote of the full Board of Directors (in which directors who are parties may participate); or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceedings.

     Section 607.0850 also contains a provision authorizing corporations to purchase and maintain liability insurance on behalf of its directors and officers. For some years the Company has maintained an insurance policy which insures directors and officers of the Company against amounts the director or officer is obligated to pay in respect of his legal liability, whether actual or asserted, for any negligent act, any error, any omission or any breach of duty which, subject to the applicable limits and terms of the policy, include damages, judgments, settlements, costs of investigation, and costs, charges and expenses incurred in the defense of actions, suits, or proceedings or appeals thereto, subject to the exceptions, limitations and conditions set forth in the policy.

ITEM 16.  EXHIBITS.

     The following items are filed as exhibits to this registration statement:


EXHIBIT
  NO.                                             DESCRIPTION
- -------       ------------------------------------------------------------------------------------
  1       --  Form of Underwriting Agreement by and among the Company, the Selling Shareholders named therein and Smith Barney Inc. and Robert W. Baird & Co. Incorporated, as
              representatives of the several underwriters, dated May   , 1996.*
  2       --  Asset Purchase Agreement by and among the Company, Jemison Investment Co., Inc., PVF
              Holdings, Inc., Southwest Stainless, Inc., Multalloy, Inc. (Texas), Multalloy, Inc.
              (New Jersey) and Houston Products & Machine, Inc., dated March 27, 1996*
  4.1     --  Restated Articles of Incorporation of the Company, as amended(1)
  4.2     --  Composite By-Laws of the Company(2)
  4.3     --  Specimen Stock Certificate representing shares of the Company's Common Stock(3)
  4.4     --  Resolution approving and implementing Shareholder Rights Plan together with a copy thereof(4)
  5       --  Opinion of Maguire, Voorhis & Wells, P.A.
 11       --  Summary Schedule of Earnings Per Share Calculations*
 23.1     --  Consent of Maguire, Voorhis & Wells, P.A. (See Exhibit 5 hereto)

EXHIBIT
  NO.                                             DESCRIPTION
- -------       ------------------------------------------------------------------------------------
 23.2     --  Consent of Coopers & Lybrand L.L.P.
 23.3     --  Consent of Deloitte & Touche LLP
 23.4     --  Consent of Price Waterhouse LLP
 24       --  Power of Attorney*

- ---------------

  * Previously filed.
(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.
(4) Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K dated May 17, 1988.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on this 15th day of May, 1996.


                                          HUGHES SUPPLY, INC.


                                          By:    /s/  ROBERT N. BLACKFORD

                                            ------------------------------------

                                                    Robert N. Blackford


                                                         Secretary


     Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------   --------------------------------   -------------
                          *                     Chairman of the Board and Chief     May 15, 1996
- ---------------------------------------------     Executive Officer
               David H. Hughes

                          *                     Director                            May 15, 1996
- ---------------------------------------------
              John D. Baker, II

             /s/  ROBERT N. BLACKFORD           Director                            May 15, 1996
- ---------------------------------------------
             Robert N. Blackford

                          *                     Director                            May 15, 1996
- ---------------------------------------------
                John B. Ellis

                          *                     Director                            May 15, 1996
- ---------------------------------------------
            A. Stewart Hall, Jr.

                          *                     Director                            May 15, 1996
- ---------------------------------------------
              Clifford M. Hames

                          *                     Director                            May 15, 1996
- ---------------------------------------------
              Russell V. Hughes

                          *                     Director                            May 15, 1996
- ---------------------------------------------
              Vincent S. Hughes

                          *                     Director                            May 15, 1996
- ---------------------------------------------
             Herman B. McManaway

                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------   --------------------------------   -------------
                          *                     Director                            May 15, 1996
- ---------------------------------------------
              Donald C. Martin

                          *                     Treasurer and Chief Financial       May 15, 1996
- ---------------------------------------------     Officer (Principal and
               J. Stephen Zepf                    Accounting Officer)

       *By:   /s/  ROBERT N. BLACKFORD
- ---------------------------------------------
             Robert N. Blackford
              Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                          DESCRIPTION                                    PAGE
- -------       ------------------------------------------------------------------------------  ----
  1        -- Form of Underwriting Agreement by and among the Company, the Selling
              Shareholders named therein and Smith Barney Inc. and Robert W. Baird & Co.
              Incorporated, as representatives of the several underwriters, dated May   ,
              1996..........................................................................
  2        -- Asset Purchase Agreement by and among the Company, Jemison Investment Co.,
              Inc., PVF Holdings, Inc., Southwest Stainless, Inc., Multalloy, Inc. (Texas),
              Multalloy, Inc. (New Jersey) and Houston Products & Machine, Inc., dated March
              27, 1996*.....................................................................
  4.1      -- Restated Articles of Incorporation of the Company, as amended(1)..............
  4.2      -- Composite By-Laws of the Company(2)...........................................
  4.3      -- Specimen Stock Certificate representing shares of the Company's Common
              Stock(3)......................................................................
  4.4      -- Resolution approving and implementing Shareholder Rights Plan together with a copy thereof(4)...............................................................
  5        -- Opinion of Maguire, Voorhis & Wells, P.A......................................
 11        -- Summary Schedule of Earnings Per Share Calculations*..........................
 23.1      -- Consent of Maguire, Voorhis & Wells, P.A. (See Exhibit 5 hereto)..............
 23.2      -- Consent of Coopers & Lybrand L.L.P............................................
 23.3      -- Consent of Deloitte & Touche LLP..............................................
 23.4      -- Consent of Price Waterhouse LLP...............................................
 24        -- Power of Attorney*............................................................

- ---------------

 *  Previously filed.
(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.
(4) Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K dated May 17, 1988.